SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a correction of the English translation of the unaudited consolidated financial statements for the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005 filed with the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the six-month periods

beginning on July 1, 2006 and 2005

and ended December 31, 2006 and 2005

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of December 31, 2006 and June 30, 2006

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2006	June 30, 2006
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	71,716	103,018
Investments (Note 9)	217,025	130,420
Mortgage and leases receivables, net (Note 6)	167,891	114,911
Other receivables and prepaid expenses (Note 7)	66,047	52,159
Inventories (Note 8)	60,486	81,280

Total Current Assets	583,165	481,788

NON-CURRENT ASSETS
Mortgages and leases receivables, net (Note 6)	51,123	33,044
Other receivables and prepaid expenses (Note 7)	93,734	97,882
Inventories (Note 8)	81,279	80,830
Investments (Note 9)	618,534	647,981
Fixed assets, net (Note 10)	1,682,841	1,413,212
Intangible assets, net	2,818	3,599

Subtotal Non-Current Assets	2,530,329	2,276,548

Goodwill, net	(14,188)	(18,215)

Total Non-Current Assets	2,516,141	2,258,333

Total Assets	3.099,306	2,740,121

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	189.369	127,369
Mortgages payable (Note 11)	21,621	18,407
Customer advances (Note 12)	61,349	64,847
Short term-debt (Note 13)	387.986	123,733
Salaries and social security payable	13,377	14,823
Taxes payable	51,413	33,928
Other liabilities (Note 14)	31,853	36,121

Total Current Liabilities	756,968	419,228

NON-CURRENT LIABILITIES
Trade accounts payable	629	1,196
Mortgages payable (Note 11)	12,694	14,722
Customer advances (Note 12)	63,910	41,482
Long term-debt (Note 13)	215,435	280,560
Taxes payable	12,422	14,926
Other liabilities (Note 14)	45,678	32,252

Total Non-Current Liabilities	350,768	385,138

Total Liabilities	1,107,736	804,366
Minority interest	414,993	449,989

SHAREHOLDERS’ EQUITY	1,576,577	1,485,766

Total Liabilities and Shareholders’ Equity	3,099,306	2,740,121

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Fernando A. Elsztain

Titular Director

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	December 31, 2006	December 31, 2005
Revenues	340,331	256,446
Cost	(142,749)	(113,066)

Gross profit	197,582	143,380
Gain from recognition of inventories at net realizable value	6,965	7,409
Selling expenses	(43,034)	(26,310)
Administrative expenses	(61,162)	(40,927)

Subtotal	(97,231)	(59,828)
Net income from retained interest in securitized receivables	5,514	2,080

Operating income (Note 4)	105,865	85,632
Amortization of goodwill	(498)	(553)
Financial results generated by assets:
Interest income	4,555	2,619
Interest on discount by assets	(72)	4
Gain on financial operations	28,423	4,681
Exchange gain	(1,752)	16,869

Subtotal	31,154	24,173
Financial results generated by liabilities:
Interest on discount by liabilities	6	(2)
Discounts	—	—
Exchange loss	1,482	(30,174)
Financial expenses	(20,583)	(26,321)

Subtotal	(19,095)	(56,497)

Financial results, net	12,059	(32,324)
Equity gain from related companies	15,034	28,539
Other income and expenses, net (Note 15)	(7,252)	(4,993)

Net Income before taxes and minority interest	125,208	76,301
Income tax and asset tax	(37,878)	(33,583)
Minority interest	(21,210)	(13,732)

Net income for the period	66,120	28,986

Earnings per common share
Basic (Note 25)	0.151	0.080
Diluted (Note 25)	0.121	0.077

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Fernando A. Elsztain

Titular Director

acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousands of pesos (Notes 1, 2 and 3)

	December 31, 2006	December 31, 2005
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	163,940	142,589
Cash and cash equivalents as of end of period	192,355	159,295

Net increase in cash and cash equivalents	28,415	16,706

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	66,120	28,986
Plus income tax and asset tax accrued for the period	37,878	33,583

Adjustments to reconcile net income to cash flows from operating activities:
• Equity loss from related companies	(15,034)	(28,539)
• Minority interest	21,210	13,732
• Allowances and reserves	16,662	16,119
• Amortization and depreciation	41,996	40,737
• Financial results	(27,755)	20,884
• Gain from recognition of inventories at net realizable value	(6,965)	(7,409)
• Realized gains	—	(2,428)
• Uncollected expenses	—	4,438
Changes in operating assets and liabilities:
• (Increase) Decrease in current investments	(166)	8,921
• Increase in non-current investments	(17,873)	(6,572)
• Increase in mortgages and lease receivables	(63,526)	(87,362)
• (Increase) Decrease in other receivables	(25,899)	12,617
• Decrease in inventories	27,243	18,234
• Increase in intangible assets • in intangible assets	—	(177)
• Decrease in taxes payable, social security payable and customer advances	(23,971)	(3,483)
• Increase in trade accounts payable	60,917	32,727
• Increase in accrued interest	618	3,470
• Increase (Decrease) in other liabilities	2,160	(5,698)

Net cash provided by operating activities	93,615	92,780

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increases in cash (Payments) for companies acquired net of cash acquired	17,112	(4,232)
• Framework agreement guarantee deposit	9,111	(8,610)
• Decrease in minority interest	(32,139)	(4,149)
• Sale of IRSA Telecommunications N.V.	—	1,719
• Purchase and improvements of fixed assets	(187,240)	(27,148)
• Security deposit for the construction and purchase of parking lots	(4,902)	—
• Increase in receivables with related companies	(285)	—
• Loans granted	(6,939)	—
• Increase in non-current investments	(607)	—
• Variation of undeveloped parcels of land	(3,283)	(423)

Net cash used in investing activities	(209,172)	(42,843)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Swap guarantee deposit	—	1,190
• Increase in short-term and long-term debt	197,533	16,414
• Payment of short-term and long-term debt	(45,432)	(31,511)
• Settlement of debt for the purchase of shares of Mendoza Plaza Shopping S.A.	—	(5,150)
• Increase (Decrease) of mortgages payable	228	(17,574)
• Issuance of common stock	14,818	15,850
• Dividends payments to minority shareholders of related subsidiaries	(23,175)	(11,130)
• Payments to minority shareholders for common stock in reduction in subsidiaries	—	(1,320)
Net cash provided by (used in) financing activities	143,972	(33,231)

NET INCREASE IN CASH AND CASH EQUIVALENTS	28,415	16,706

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Fernando A. Elsztain

Titular Director

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2006	December 31, 2005
Supplemental cash flow information
• Interest paid	28,350	23,207
• Income tax paid	6,995	413

Non-cash activities:
• Increase in inventories through a decrease in fixed assets	—	1,422
• Increase in intangible assets through a decrease in fixed assets	—	6
• Increase in real estate reserve through a decrease in fixed assets	—	1,626
• Increase in inventories through a decrease in real estate reserve	—	18,404
• Increase in fixed assets through a decrease in real estate reserve	59,912	—
• Increase in other receivables through a decrease in fixed assets	—	83
• Increase in other receivables through a decrease in long-term investments	3,303	—
• Increase in long-term investments through an increase in loans	27,522	—
• Increase in fixed assets through an increase in accounts payable	—	10,860
• Increase in fixed assets through an increase in other receivables	12,161	—
• Conversion of negotiable obligations into common shares	9,873	4,291

Fernando A. Elsztain

Titular Director

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2006	December 31, 2005
Acquisitions of subsidiaries:
Accounts receivables and rent	1,040	—
Fixed assets	51,684	—
Accounts payable	(512)	—
Other receivables	3,177	99
Customer advances	(17,242)	—
Salaries and social security payable	(171)	—
Undeveloped parcels of land	—	269
Taxes payable	(463)	—
Other liabilities	(8,276)	(89)

Net value of the acquired non-cash assets	29,237	279

Acquired cash	187,689	—

Net value of acquired assets	216,926	279

Higher value of undeveloped parcels of land acquired	—	3,953
Minority interest	(36,578)	—
Goodwill	18,750	—

Purchase value of acquired subsidiaries	199,098	4,232

Acquired cash	(187,689)	—
Amounts financed by sellers	(28,521)	—

	(17,112)	4,232

Fernando A. Elsztain

Titular Director

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousand of pesos

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its unaudited balance sheets at December 31, 2006 and June 30, 2006 and the unaudited statements of income and cash flows for the six month periods ended December 31, 2006 and 2005 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

Consolidated Financial statements corresponding to the six-month periods ended December 31, 2006 and 2005 have not been audited. The Company’s management believes they include all necessary adjustments to reasonably show the consolidated results of each period.

Consolidated Income statement for the six-month periods ended December 31, 2006 and 2005 do not necessarily reflect the portion of the Company’s consolidated results for such complete years. All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
	December 31, 2006	June 30, 2006	December 31, 2006	June 30, 2006
COMPANIES
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	66.67	100.00	66.67
Abril S.A.	83.33	83.33	83.33	83.33
Pereiraola S.A.	83.33	83.33	83.33	83.33
Baldovinos S.A.	83.33	83.33	83.33	83.33
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Llao LLao Resorts S.A.	50.00	50.00	50.00	50.00
Patagonian Investment S.A.	100.00	—	100.00	—
Alto Palermo S.A. (“APSA”)	61.67	61.54	61.67	61.54
Canteras Natal Crespo S.A. (1)	55.02	43.18	55.02	43.18

(1)	The Company holds joint control of Canteras Natal Crespo S.A. with ECIPSA, see Note 17 to the unaudited basic Financial Statement.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 1: (Continued)

b.	Comparative Information

Balance sheet items as of June 30, 2006 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

The balances at December 31, 2006 of the unaudited Statements of Income, Changes in Shareholders´ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

Certain amounts in the unaudited financial statements at December 31, 2005 were reclassified for disclosure on a comparative basis with those for the period ended December 31, 2006.

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the unaudited basic financial statements details the most significant accounting policies applied and mentions the recently approved unification of accounting standards that will be applicable at the beginning of the next fiscal year. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the period. See Note 1.5.i. to the unaudited basic financial statements.

b.	Revenue recognition

The Company’s revenues mainly stem from office leases, shopping center operations, development and sale of real estate and hotel operations.

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. Additionally, the Company monthly charges its tenants administration fees, which are prorated among the tenants according to their leases and varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

b.	(Continued)

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Credit card operations

Revenues derived from credit card transactions include commissions and financing income, charges to users for life and disability insurance and statements of accounts. Commissions are recognized at the time the merchants’ transactions are processed, while the remaining income is recognized at the time it is accrued.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

c.	(Continued)

•	Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets does not exceed its estimated recoverable value at the end of each period.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the subsidiary APSA, originating from the purchase of shares of Tarshop S.A., Fibesa S.A., Panamerican Mall S.A., Empalme S.A.I.C.F.A. y G. EMPALME and Emprendimiento Recoleta S.A., which is amortized through the straight-line method over a period that not exceeds 10 years.

The goodwill for the acquisition of the controlled companies Empalme S.A.I.C.F.A. y G. (Empalme) and Palermo Invest S.A. has been valued at cost, calculated as difference between the value paid for such investment and the book value of the participation acquired. The Company is currently analyzing the current value of assets and liabilities acquired in line with Technical Resolution No. 21.

Amortization has been classified under “Amortization of goodwill” in the Unaudited Statements of Income.

NOTE 4: OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Sale and development of properties, Office and others, Shopping centers, Hotel and financial operations and others. As mentioned in Note 1, the unaudited consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of December 31, 2006

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Others	Total
Revenues	30,753	22,989	222,520	62,651	1,418	340,331
Costs	(30,826)	(4,686)	(72,800)	(33,683)	(754)	(142,749)
Gross profit	(73)	18,303	149,720	28,968	664	197,582
Income from valuation of inventories at net sale value	6,965	—	—	—	—	6,965
Selling expenses	(2,324)	(1,398)	(33,124)	(6,188)	—	(43,034)
Administrative expenses	(6,780)	(5,987)	(35,603)	(12,792)	—	(61,162)
Net income from retained interest in securitized receivables	—	—	5,514	—	—	5,514
Operating income	(2,212)	10,918	86,507	9,988	664	105,865

Depreciation and amortization (b)	—	4,134	32,167	5,189	—	41,490
Addition of fixed assets and intangible assets	483	61,454	149,943	35,272	—	247,152
Non-current investments in other companies	—	—	—	—	281,437	281,437
Operating assets	362,497	432,419	1,404,535	181,267	—	2,380,718
Non- Operating assets	40,737	48,596	49,433	9,645	570,177	718,588
Total assets	403,234	481,015	1,453,968	190,912	570,177	3,099,306
Operating liabilities	14,430	42,104	325,578	32,250	—	414,362
Non-Operating liabilities	120,731	107,697	348,334	79,154	37,458	693,374
Total liabilities	135,161	149,801	673,912	111,404	37,458	1,107,736

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of December 31, 2005

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Others	Total
Revenues	27,706	13,394	161,472	53,019	855	256,446
Costs	(22,127)	(4,343)	(57,049)	(28,778)	(769)	(113,066)
Gross profit (loss)	5,579	9,051	104,423	24,241	86	143,380
Income from valuation of inventories at net sale value	7,409	—	—	—	—	7,409
Selling expenses	(952)	(512)	(19,199)	(5,647)	—	(26,310)
Administrative expenses	(4,926)	(4,705)	(20,741)	(10,555)	—	(40,927)
Net income from retained interest in securitized receivables	—	—	2,080	—	—	2,080
Operating income	7,110	3,834	66,563	8,039	86	85,632

Depreciation and amortization (b)	171	3,980	31,414	4,827	—	40,392
Addition of fixed assets and intangible assets (c)	619	320	33,110	20,070	—	54,119
Non-current investments in other companies (c)	—	—	129	—	265,082	265,211

Operating assets (c)	386,740	359,725	1,213,915	145,796	—	2,106,176
Non- Operating assets (c)	49,624	46,158	29,191	13,310	495,662	633,945
Total assets (c)	436,364	405,883	1,243,106	159,106	495,662	2,740,121

Operating liabilities (c)	15,183	52,688	227,622	21,281	—	316,774
Non-Operating liabilities (c)	81,414	72,126	256,575	59,030	18,447	487,592
Total liabilities (c)	96,597	124,814	484,197	80,311	18,447	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5: CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2006	June 30, 2006
Cash in local currency	2,356	2,288
Cash in US$	2,636	2,472
Banks in local currency	14,532	28,599
Banks in US$	33,929	37,826
Banks in EUR	469	458
Special current accounts in local currency	5,023	1,645
Foreign accounts	11,767	28,666
Checks to be deposited	1,004	1,064

	71,716	103,018

NOTE 6: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	12,405	7,384	9,150	13,352
Interest to be accrued	(182)	—	(79)	(51)
Debtors from leases and credit card	129,186	45,685	92,449	21,076
Debtors from leases under legal proceedings	23,534	—	23,338	—
Debtors from sales under legal proceedings	1,474	—	2,051	—
Checks to be deposited	38,630	—	26,155	—
Related companies	481	—	295	—
Mortgages accounts receivable from hotel activities	9,373	—	5,595	—
Less:
Allowance for doubtful accounts	(209)	—	(505)	—
Allowance for doubtful leases	(46,801)	(1,946)	(43,538)	(1,333)

	167,891	51,123	114,911	33,044

NOTE 7: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Asset tax credits	8,669	28,942	7,321	26,000
Value added tax (“VAT”) receivable	1,770	1,198	5,344	1,186
Related companies	11,788	199	6,542	51
Guarantee deposits (1) (2)	5,964	390	9,391	282
Prepaid expenses and services	8,267	361	7,176	456
Guarantee of defaulted credits (3)	215	3,626	280	15,889
Advance for the acquisition of companies (Note 42)	2,064	—	2,064	—
Expenses to be recovered	4,141	—	4,965	—
Fund administration and reserve	—	—	243	—
Gross sales tax	859	1,048	790	883
Deferred income tax	—	47,912	—	47,936
Debtors under legal proceeding	283	—	470	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 7: (Continued)

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Sundry debtors	2,980	—	2,544	—
Income tax advances and withholdings	1,052	—	1,638	—
Country club debtors	412	—	412	—
Trust programs account receivables	9,294	10,736	1,100	5,805
Mortgages receivable under legal proceeding	—	—	—	2,208
Allowance for doubtful accounts	—	—	—	(2,208)
Tax on personal assets to be recovered	—	—	836	—
Loans granted (4)	7,004	—	—	—
Pre-paid insurance	—	—	48	—
Judicial attachments (Note 26)	861	—	861	—
Present value – other receivables	—	(826)	—	(752)
Stock transactions to be liquidated	191	—	—	—
Other	233	148	134	146

	66,047	93,734	52,159	97,882

(1)	Includes: a) US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S. A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a shopping center and a dwelling and/or office building as of June 30, 2006. As of December 26, 2006 this guarantee kept to APSA (see Note 41).

b) a guarantee deposit of U$S 1.0 million in custody with the Deutsche Bank in favor of Grupo Seis S.C. in respect of an agreement for construction and purchase of garages that will be located in a building close to the Paseo Alcorta Commercial Center. This transaction is subject to the approval of the government of City of Buenos Aires.

(2)	Includes restricted cash (see Note 16.b)
(3)	See Note 15 to the unaudited basic financial statements and Note 16 to the unaudited consolidated financial statements.
(4)	See Note 4 to the unaudited basic financial statements

NOTE 8: INVENTORIES

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Edificios Cruceros	1,858	—	3,629	—
Dique 13	1,595	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti “D”	72	—	72	—
Credit from Barter of Caballito	—	22,663	—	22,663
Torres Jardín	169	303	472	—
V. Celina	43	—	43	—
Abril / Baldovinos	6,430	1,653	5,670	2,872
San Martín de Tours	16,504	—	14,211	—
Credit from barter of Benavidez (Note 27)	2,329	6,213	2,329	6,213
Torres de Abasto	312	—	312	—
Credit from barter of Parcel 1 c) Dique III (1)	18,512	8,639	15,587	7,274
Torres Rosario	7,503	—	7,325	—
Dique III parcel 1 d) (1)	—	—	25,549	—
Credit from barter of Dique III 1e) (1)	—	41,808	—	41,808
Advance on purchase of inventories (Note 42)	1,773	—	1,773	—
Other inventories	3,373	—	2,690	—

	60,486	81,279	81,280	80,830

(1)	See Note 20 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 9: INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2006	June 30, 2006
Current
Boden (1)	550	644
Mortgage bonds (1)	2,342	2,704
IRSA I Trust Exchangeable Certificate (1)	136	184
Time deposits and money markets	49,762	6,431
Mutual funds (2)	148,758	108,732
Tarshop Trust (1)	10,252	10,319
Fiduciary bonds (1)	451	324
Banco Ciudad de Bs. As. Bond (1)	344	439
Other investments (1)	4,430	643

	217,025	130,420

Non-current
Banco de Crédito y Securitización S.A.	5,494	4,782
Banco Hipotecario S.A.	275,943	260,300
E-Commerce Latina S.A	—	129
IRSA I Trust Exchangeable Certificate	1,641	2,126
Tarshop Trust	49,635	37,814
Fiduciary bonds	1,224	752
Banco Ciudad de Bs. As. Bond	—	117
Other investments	647	1,287

	334,584	307,307

Undeveloped parcels of land:
Dique IV	6,704	6,704
Terreno General Paz	—	59,837
Torres de Rosario plot of land	16,111	16,079
Terrenos de Caballito	9,223	9,223
Padilla 902	92	92
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Puerto Retiro (Note 16)	46,443	46,518
Santa María del Plata	114,397	114,397
Pereiraola	21,875	21,875
Air space Coto	13,143	13,143
Caballito	36,681	36,622
Canteras Natal Crespo	6,328	4,427
Other undeveloped parcels of land	6,515	5,319

	283,950	340,674

	618,534	647,981

(1)	Not considered cash equivalent for purposes of presenting the unaudited consolidated statements of cash flows.
(2)	Include Ps. 74,253 and Ps. 49,976 at December 31, 2006 and at June 30, 2006, respectively, corresponding to “Dolphin Fund PLC”, not considered cash equivalent for purposes of presenting unaudited consolidated statement of cash flows.

Include Ps. 3,149 and Ps. 3,174 at December 31, 2006 and at June 30, 2006, respectively, corresponding to NCH Development Partner fund not considered cash equivalent for purposes of presenting unaudited consolidated statement of cash flows.

Include Ps. 479 and Ps. 1,091 at December 31, 2006 and at June 30, 2006, respectively, corresponding to Gainvest funds not considered cash equivalent for purposes of presenting unaudited consolidated statements of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 10: FIXED ASSETS

The breakdown for this item is as follows:

	December 31, 2006	June 30, 2006
Hotels
Llao-Llao	51,862	44,096
Intercontinental	53,966	55,573
Libertador	40,793	38,196
Terrenos Bariloche (Note 36)	21,900	—

	168,521	137,865

Office buildings
Avda. de Mayo 595	4,576	4,630
Avda. Madero 942	2,625	2,651
Edificios Costeros (Dique II)	18.837	19,020
Laminar Plaza	29,762	30,032
Libertador 498	42,081	42,490
Libertador 602	2,901	2,929
Madero 1020	1,800	1,818
Maipú 1300	43,299	43,726
Reconquista 823	19,364	19,560
Rivadavia 2768	317	321
Sarmiento 517	88	86
Suipacha 652	11,676	11,808
Intercontinental Plaza	65,516	66,277
Costeros Dique IV	21,272	21,463
Bouchard 710	70,069	70,786
Dock del Plata	26,854	—
Advances	46,245	—

	407,282	337,597

Commercial real estate
Constitución 1111	752	760

	752	760

Other fixed assets
Abril	1,094	1,115
Alto Palermo Park	516	519
Thames	3,033	3,033
Santa María del Plata	10,513	10,513
Store Cruceros	291	293
Constitución 1159	2,000	2,000
Other	1,877	1,834

	19,324	19,307

Shopping Center
Alto Avellaneda	86,650	86,289
Alto Palermo	184,885	193,513
Paseo Alcorta	60,787	62,260
Abasto	191,293	194,892
Patio Bullrich	106,027	109,409
Buenos Aires Design	17,239	18,517
Alto Noa	28,077	29,016
Alto Rosario	84,837	85,516
Mendoza Plaza Shopping	90,739	88,601
Neuquén Project	10,012	10,012
Panamerican Mall	123,568	—
Córdoba Shopping – Villa Cabrera	50,862	—
Other properties	9,081	9,302
Other fixed assets	42,905	30,356

	1,086,962	917,683

Total	1,682,841	1,413,212

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 11: MORTGAGES PAYABLE

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Mortgage payable San Martin de Tours (1)	3,632	—	3,598	—
Mortgage payable Bouchard 710 (1)	15,328	6,781	14,809	14,722
Mortgage payable Terrenos Bariloche	2,661	5,913	—	—

	21,621	12,694	18,407	14,722

(1)	See details in Notes 6 and 12 to the unaudited basic financial statements.

NOTE 12: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Admission rights	28,209	35,353	23,659	29,803
Leases and service advances (1)	13,740	26,064	12,302	11,679
Advanced payments from customers	16,977	2,493	26,520	—
Advance for the sale of Rosario plot of land (2)	2,423	—	2,366	—

	61,349	63,910	64,847	41,482

(1)	The balance of rents and services advance payments include Ps 1,220 and Ps 4,644 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Abasto Shopping and Centro Comercial Alto Noa. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of December 31, 2006 the semiannual Libo rate was 5.36938%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	This is a money advance of Euros 600 that the Company received from Villa Hermosa S.A. related to a purchase contract of a plot of land located in the city of Rosario. The liabilities amount is shown net of expenses incurred by the Company on account of Villa Hermosa S.A. The preliminary purchase contract referred to above was subscribed on December 9, 2005. As of the date of issuance of these unaudited financial statements the deed has not been signed yet. The plot is valued at its fair market value as conditions provided in Technical Resolution No. 17 are complied with.

NOTE 13: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
APSA 2006 Convertible Notes (1)	—	47,429	—	47,812
APSA 2006 Convertible Notes - Accrued interest (1)	2,144	—	2,161	—
Bank loans (2)	246,653	61,979	86,421	59,872

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 13: (Continued)

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Bank loans – Accrued interest (2)	2,458	7,735	3,268	7,491
IRSA Convertible Notes (3)	75,670	—	—	86,120
IRSA Convertible Notes – Interest (3)	775	—	882	—
Negotiable obligations 2009 – principal amount (4)	22,892	55,086	17,303	67,054
Negotiable obligations 2009 – accrued interest (4)	750	12,586	764	12,211
Debt related to purchase of subsidiaries (5)	36,644	30,620	12,934	—

	387,986	215,435	123,733	280,560

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (CNB) issued originally by APSA for an outstanding amount of US$ 50 million, as detailed in Note 23 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at December 31, 2006 includes mainly the following loans:
(a)	Unsecured loan expiring in 2009 as set out in Note 7 (1) to the unaudited basic financial statements amounted to Ps. 47,980 (Ps. 51,904 at June 30, 2006).
(b)	On April 5, 2005 APSA accepted a syndicated loan from Banco Río de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, payable in 4 equal and consecutive semiannual installments beginning in October 2005. The final due date of the transaction falls on April 5, 2007. During the first year this loan will accrue interest at a fixed interest rate of 7.875 % and during the second year, will accrue the interest at the Encuesta rate plus 3%, payable quarterly as from July 2005.

The terms of this loan require APSA to maintain certain financial ratios and conditions, and certain indicators and levels of indebtedness. The funds obtained from this loan were used to settle the outstanding balance, amounting to Ps. 48.4 million, of Negotiable Obligations, originally issued for an amount of Ps. 85 million. On October 5, 2005, April 5, 2006 and October 5, 2006 the first, second and third principal installments of Ps. 12.5 million each were paid by APSA.

(c)	Hoteles Argentinos S.A. mortgage loan amounting to US$ 6,000. See Note 16.
(d)	Current accounts overdrafts, mainly in Banco Macro, Citibank and Bank Boston.
(e)	As a result of the acquisitions of the current quarter APSA has used current accounts overdrafts. Consequently, it has a negative working capital of Ps. 191.7 million. APSA shareholders are currently analyzing actions to be taken to solve this situation.
(3)	Corresponds to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 7 and 13 to the unaudited basic financial statements.
(4)	Corresponds to the issue of Negotiable Obligations secured with certain Company assets maturing in 2009, as detailed in Note 7 and 12 b. to the unaudited basic financial statements.
(5)	The balance as of December 31, 2006 mainly includes: a) Ps. 9,140 related to the financing for acquiring the shares of Shopping Neuquén S.A. On February 2, 2007 the debt was fully cancelled; (b) Ps. 28.5 million of the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 4 installments of US$ 2.0 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008; and (c) Ps. 28.2 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See Note 35).

NOTE 14: OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- current	Current	Non- current
Related companies	5,651	21,244	3,906	7,801
Guarantee deposits	3,867	2,690	3,658	2,475
Provisions for contingencies (1)	7,472	10,977	8,755	10,942
Directors’ fees provision	7,682	—	13,803	—
Directors’ fees advances	(608)	-	(325)	-
Condominium expenses	256	—	560	—
Directors’ guarantee deposits	—	8	—	8
Sundry creditors	76	—	122	—
Administration and reserve fund	626	—	636	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 30)	526	10,684	526	10,947
Donations payable	2,500	—	2,500	—
Present value – other liabilities	—	(30)	—	(25)
Trust accounts payable	191	—	191	—
Documented liability	—	92	—	92
Other	3,614	13	1,789	12

	31,853	45,678	36,121	32,252

(1)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 15: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2006	December 31, 2005
Other income:
Accelerated accrual from unearned income (Note 30)	—	2,428
Allowance recovery	627	—
Others	626	428

	1,253	2,856

Other expenses:
Unrecoverable VAT receivable	(1,158)	(643)
Donations	(1,241)	(314)
Lawsuits contingencies	(1,235)	(403)
Debit and credit tax	(925)	(442)
Tax on personal assets	(3,724)	(3,384)
Allowance for doubtful accounts	—	(1,614)
Other	(222)	(1,049)

	(8,505)	(7,849)

Other income and expenses, net	(7,252)	(4,993)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The management and legal advisors of Puerto Retiro S.A. believe that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (“HASA”, subsidiary of the company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300. Such loan accrued LIBO rate plus a variable spread to be applied in the different periods. The agreement was signed on January 26, 2001.

As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 each falling due as from January 26, 2002 and the interest installments for a total amount of US$ 2,459 falling due as from July 29, 2002, were not paid by HASA.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: (Continued)

On March 5, 2004, BankBoston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., all the rights and obligations arising from the loan agreement together with all the changes, guarantees and insurance policies related to that contract.

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that the Company’s controlled subsidiary Hoteles Argentinos S.A. (80%) owed Marathon Master Fund, Ltd.

On March 23, 2005 Ritelco S.A. sold to Credit Suisse International (“CSI” formarly Credit Suisse First Boston) the loan agreement.

In the mentioned refinancing context the board of directors of HASA, in the meeting held on April 17, 2006, made an evaluation of the matters related to the original debt refinancing and decided to modify and amend the original loan agreement (Amended and Restated Loan Agreement) in order to reduce the outstanding amount of the original loan capital and postpone its maturity to March 15, 2010.

On April 21, 2006, HASA and CSI, entered into a Modified Loan contract in the following terms:

As condition precedent for carrying out the mentioned re-structuring, Credit Suisse compelled the payment of US$ 2,000 for partial cancellation of the matured and unpaid original debt. Also, the payment capital conditions of the modified loan and interest were agreed as follows:

a) Principal cancellations:

Maturity date
- 03-15-2008	US$	213
- 09-15-2008	US$	225
- 03-15-2009	US$	239
- 09-15-2009	US$	253
- 03-15-2010	US$	5,070

b) The principal installments will be paid with interest on the outstanding principal loan to be amortized as stated in clause 2.3 of the Modified Loan Contract, according to the following detail:

¡

Period 03-15-2006 to the effective day of the contract (04-21-2006), interest was accrued on US$ 8,000 at an annual 12.07% rate. HASA did not pay any other interest accrued up to the effective date, including interest on loan arrears.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: (Continued)

¡	From 04-21-2006 to 09-15-2006, interest was accrued on the outstanding principal at an annual 12.07% rate.

¡	As from 09-15-2006, the loan will accrue:

(A)	Interest at an annual rate equal to six-month LIBO, as determined by CSI the second working day prior to each interest period, plus the applicable margin of 7,0% (the “Interest Rate”), and

(B)	Interest will accrue as from the first day of each interest period inclusive and will be payable twice a year on arrears on each interest payment date.

Once HASA has credited the amount of US$ 2,000 made on April 21, 2006, the mortgage was partially cancelled reducing the original amount to the total of US$ 6,000. Consequently, the fourth paragraph of such instrument was changed and it was established that the asset mortgaged assure the proper compliance in time of all the Obligations arising from the Modified Loan Contract.

In addition to the Modified Loan Contract entered into with HASA and its financial creditor CSI, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, this being an amendment of the previous one signed, and the other one is a credit default swap between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSI for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSI in case of non-compliance with HASA´s obligations. For valuable consideration, the Company and Starwood will be paid a coupon on a periodical basis.

Alto Palermo Group – Restricted assets.

a)	Short and long-term debt include Shopping Neuquén S.A’s liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

b)	Short and long term debt includes a loan from Banco de la Ciudad de Buenos Aires from Tarshop S.A. (subsidiary of APSA) for Ps. 5,583, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII and commercial pledge Bank Boston N.A. Sucursal Buenos Aires, as guarantee, Participation Certificates of the Tarjeta Shoppping Financial Trusts Series XXI, XXIII, XXV and XXVI for Ps 11,300.

c)	Fixed assets include the cinema building located in the Cordoba Shopping Villa Cabrera which is levied with antichresis in rem right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI INTERNATIONAL II Inc.

d)	As of December 31, 2006, under other current receivables, the company has restricted funds according to the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16: (Continued)

I.	Ps. 21, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others” about dismissal.

II.	Ps. 20, in relation to the case “La Meridional Cía. de Seguros against Alto Palermo S.A.” by collecting in pesos.

e)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in 367 Olegario Andrade Avenue, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36.7 million as of December 31, 2006 (recorded in Other non-current investments – Undeveloped parcels of land).

f)	As of December 31, 2006 the amount of Ps. 32.332 is recorded for pledged shares of Empalme S.A.I.C.F.A. y G.

NOTE 17: TARSHOP S.A. CREDIT CARD RECEIVABLE SECURITIZATION

APSA has ongoing revolving year securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the Trusts, which have been eliminated from the APSA´s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the period/year on the basis of the financial statements issued by the trusts.

Tarshop S.A. subsidiary of APSA, agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 17: (Continued)

Under this Securitization Program, on December 31, 2006, Tarshop S.A. transferred to Trusts the total amount of Ps. 521.3 million of credits receivable originated in the use of its clients´ credit cards and personal loans carrying promissory notes. Consequently, CP and TDF Series “A” were issued for Ps. 441.1 million, Series “B” for Ps. 35.6 million, CP Series “C” for Ps. 44.2 million, and Series “D” for Ps. 0.4 million. On the other hand, Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offer in Argentina, with the exception of Ps. 1.7 million of a TDF Series “B” that Tarshop S.A. had acquired. As credit protection to investors, Tarshop S.A. has made a cash reserve for losses in the amount of Ps. 9.1 million.

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in the total amount of US$ 1,536 (equivalent to market value of US$ 4.57 per share). See Note 18 to the unaudited basic financial statements in connection with the sale of interest in Banco Hipotecario S.A. made by IRSA to Buenos Aires Trade & Finance Center S.A.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they do not modify the shareholding and do not affect the unaudited consolidated financial statements.

As of December 31, 2006, total shareholding amounted to 17,641,015.

NOTE 19: INVESTMENT IN IRSA TELECOMUNICACIONES N.V. (ITNV)

At June 30, 2005, Ritelco held an investment in ITNV representing 49.36% of its common shares. Ritelco had discontinued in prior years the application of the equity method for valuing this investment because there were mandatory redeemable preferred shares issued by ITNV, as Ritelco had not secured ITNV obligations, nor had it agreed to provide financial support to that company. For this reason, the investment in ITNV was valued at zero.

On August 19, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco S.A. and Dolphin Fund PLC (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders (4,106,000 and 1,675,000 shares, respectively) for US$ 0.1470333852 per share. The amount of this transaction is US$ 850, of which US$ 604 correspond to Ritelco S.A. On that date, ITNV cancelled the total amount of the transaction.

Considering that the above-mentioned transaction occurred subsequent to the prior fiscal year end, but before the issuance of the annual financial statements, Ritelco took up as of June 30, 2005 the investment in ITNV at its equity value up to the limit of its recoverable value. Consequently, Ritelco recorded an income of US$ 604 as of June 30, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 20: MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of the Company, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24,441, was approved by the National Securities Commission by means of Resolution No. 13,040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, the Company, Inversora Bolívar S.A. and Baldovinos S.A. (indirect subsidiaries) on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above-mentioned program, the trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for cash and a part of the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

•

Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•

Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•

Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 20: (Continued)

•

Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to Argentine pesos at the rate of exchange of Ps. 1 per US$ 1 and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which, among other conditions, a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also nominal value of the Participation Certificates Class D was modified. New nominal value amounted to Ps. 10,321.

At December 31, 2006, the value of Class D Participation Certificates amounted to Ps. 1,480 in IRSA, Ps. 236 in Inversora Bolívar S.A., and Ps. 61 in Baldovinos S.A. Class A, B, and C Certificates have been totally amortized at the end of the period.

NOTE 21: ADQUISITION OF CORDOBA SHOPPING

On July 7, 2006 APSA and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006

The agreed price for such operation is a gross amount of US$ 12,000 added a variable amount arising from the adjustment prior to closing (originally established in the contract), which was determined in Ps. 3,961. The company was incorporated on December 31, 2006. To this date, APSA and SAPSA have paid US$ 4,000 and subsequent to the end of the current period they have paid the amount representing the adjustment subsequent to period-end. Four instalments of two million US dollars (US$ 2,000) are still outstanding, to become due biannually as from June 2007, and accruing 6% annual interest.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 160 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 22: DERIVATIVE INSTRUMENTS

Future purchase contracts

During the current year Ritelco S.A. subscribed Future purchase of Silver and Gold contracts. In accordance with this company´s risk administration policies, this kind of contracts are used with speculative purposes.

As of December 31, 2006, Ritelco S.A. has 25 contracts for the purchase of 100 ounces of “gold” due in April 2007 at an average market price of U$S 644.3. As a guarantee for such contracts, Ritelco S.A. has deposits in the amount of U$S 67 (equivalent to Ps. 203).

As of December 31, 2006, for future purchase contract transactions effective during the period, Ritelco S.A. recorded a realized and non realized profit for such operations amounting to U$S 21 (equivalent to Ps. 64) and U$S 4 (equivalent to Ps. 12), respectively.

NOTE 23: ALTO PALERMO – ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

-	Issue currency: US dollars.

-	Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these unaudited financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these unaudited financial statements.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 23: (Continued)

-	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

At December 31, 2006, certain holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.77 million, with the consequent issuance of common stock of nominal value $0.1 per share. As of December 31, 2006, the outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47.23 million, of which US$ 31.74 million correspond to IRSA’s holding which is eliminated in the consolidation process.

NOTE 24: ALTO PALERMO – OPTIONS GRANTED IN RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year, capitalizable annually.

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which it granted to the latter the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of U$S 3.0 million under the terms especifically established in the contract.

NOTE 25: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the unaudited basic financial statements.

In thousands:

	December 31, 2006	December 31, 2005
Weighted – average outstanding shares	437,472	363,821
Conversion of negotiable obligations	129,521	209,380
Weighted – average diluted common shares	566,993	573,201

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 25: (Continued)

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	December 31, 2006	December 31, 2005
Net income for calculation of basic earnings per share	66,120	28,986
Exchange difference	(668)	8,244
Interest	3,308	6,742
Income tax	—	—

Net income for calculation of diluted earnings per share	68,760	43,972

Net basic earnings per share	0.151	0.080
Net diluted earnings per share	0.121	0.077

NOTE 26: PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones Sociedad Anónima), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers´ fees.

The unpaid balance approved in the court records, carried out by the plaintiff as of June 30, 2001, includes face value bonds of US$ 4,127, plus compensatory and punitive interest, payable in cash, in a total amount of US$ 3,800.

On March 2, 2004, such company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB – FRB L+13/16 2005 for a total nominal value of US$ 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,155.

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 26: (Continued)

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

In accordance with the legal advisors´ report, the plaintiff has yet neither initiated the execution of the sentence nor liquidated its credit.

In line with the matters reported by the lawyers in respect of this suit, such company management recorded a reserve for an amount Ps. 4,443 as of December 31, 2006, which was determined according to the difference between the amount claimed for compensatory and punitive interest of US$ 3,800 and the amount deposited in the court of Ps. 7,191.

Five of the six plaintiff’s lawyers filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in pesos. In a provisional remedy, due to the unpaid balance carried out in the court records under the claims of two of the lawyers, an order was issued to attach the company’s bank current accounts, which occurred in March 2005 in the amount of Ps. 788. As of December 31, 2006, such attached funds amounts to Ps. 861.

Such company legal advisors challenged the unpaid balance carried out in the court records based on several reasons (payments performed prior to the pesification, unlawful and exorbitant interest, etc.). This case is carried out by two legal advisors. In accordance with the probable contingency reported by the lawyers as of December 31, 2006, such company management has reserved the amount of Ps. 1,010. An accord and satisfaction agreement was settled with the other three litigant lawyers, by which it was agreed to pay the amount of U$S 68 to each one of them, in installments, the last becoming due in February 5, 2008. One of these agreements was signed on September 29, 2006 and the other two on October 17, 2006.

The sixth female attorney, who had not appealed the resolution that provided for the conversion into pesos of the attorney´s fees, submitted a note to this file arguing that the resolution of the appeal of her colleagues is also applicable in her case and determined the amount in US$ 95. The Company has challenged the claim in the understanding that the Court resolution is not applicable and that the conversion into pesos is final. The claim is not yet solved. According to the Company´s legal advisors, as of December 31, 2006 an allowance of Ps. 86 has been recorded for this claim for adjustment of the referential stabilization coefficient applicable to the credit as from the fourth installment (from a total of twelve installments).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 27: OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. (indirect subsidary company) and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted DEESA an option to acquire land in Benavídez.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid during last quarter and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and it had been acorded that it would be returned as follows: 50% at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress.

On December 26, 2006 Inversora Bolívar subscribed an agreement by which the amount of US$ 250 was reimbursed to DEESA.

NOTE 28: NUEVAS FRONTERAS S.A.

The Ordinary and Extraordinary Shareholder´s Meeting of Nuevas Fronteras S.A. held on August 25, 2006 approved the following resolutions on the stockholders´ equity accounts of such Company:

1.	To partially reverse the absorption of negative retained earnings as of June 30, 2006 shown in the “Adjustment of Common Stock” account, in the amount of Ps. 20,076 approved in the Shareholder´s Meeting held on September 15, 2003 increasing in such amount the “Adjustment of Common Stock” account, which after such increase amounted to Ps. 43,879.

2.	To capitalize the total balance of the “Adjustment of Common Stock” account in the amount of Ps. 43,879, increasing the Capital Stock from Ps. 48,125 to Ps. 92,004.

3.	To reduce the capital stock in cash, in the amount of Ps. 17,000 and carrying the capital stock from Ps. 92,004 to Ps. 75,004.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 28: (Continued)

4.	For the purpose of the point mentioned in the previous paragraph, the Shareholder´s Meeting decided to distribute Ps. 17,000 or its equivalent in dollars at an exchange rate of Ps. 3,10 = U$S 1, according to the share participation of each shareholder and to put the amount at their disposition.

5.	To request the Board of Directors of Nuevas Fronteras S.A. to cancel and redeem the existing titles and to replace them, once the pertinent authorities have approved the reduction, with new titles representing the capital stock

6.	That section 4 of the by-laws be reformulated on the basis of the capital stock reduction approved.

7.	To approve the distribution of the remnant of retained earnings as of June 30, 2005 that, according to the above-mentioned points, totally amounted to Ps. 2,985, allocating Ps. 1,087 to Legal Reserve and Ps. 1,898 to dividends in cash, and arranging its disposal to the shareholders on the date of Shareholder´s Meeting.

NOTE 29: DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6.4 million.

APSA has an insurance coverage against all risks to cover this type of disaster. The final value of the reimbursement is subject to the final liquidation process to be carried out by the insurance companies, which, to the date of these unaudited financial statements is not yet completed. The amount of Ps.4.9 million has been collected as advance payment.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 30: CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., which were capitalized as fixed assets., recognizing the related gain over the term of the contract. At period end, the amount of Ps. 203 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping, was capitalized as a fixed asset, with a balancing entry as unrealized gains and unrealized improvements made by third parties, recognizing the depreciation charges and the profits over a 50-year period. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A. At period end, the amount of Ps. 10,635 was pending of accrual.

Also, gains to be accrued related to the construction of installations made by APSA by a lessee in the Abasto Shopping Center area, are included. APSA has recorded such installations as fixed assets based on the construction costs with the liability. Improvements are depreciated in net income accounts during the term of the rental. Such net depreciation of the improvement by third parties was not significant during the six-month periods ended December 31, 2006 and 2005.

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926 which was accrued over the amortization period of the property, as from April 1999, date on which it was registered with the Real Estate Record Office.

On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the real estate that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income, which as of December 31, 2005 amounted to Ps. 2,428, as accelerated amortization which is shown in “Other income and expenses, net” of the unaudited statement of income.

NOTE 31: PROPOSAL TO TRANSFER THE MANAGEMENT OF ABRIL

On May 24 th 2006 the Company, Inversora Bolívar S.A. and Baldovinos S.A. made a proposal to the Commission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. This proposal replace the one dated May 4, 2005. As of this date it is being considered for approval by the co-owners.

The proposal includes monetary and non-monetary renderies, among which the following can be outlined:

1.	The Company and Inversora Bolívar S.A. will contribute to Abril S.A. the amount of Ps. 650.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 31: (Continued)

2.	The Company and Inversora Bolívar S.A. will repair all the roadways of Abril Club de Campo.

3.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (to be assigned to the building of “dormies”) including their pertinent shareholding titles.

4.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (commercial stores, small theatre and administration) including their pertinent shareholding titles.

5.	Baldovinos S.A. will establish in favor of Abril S.A. a perpetual easement that no buildings will be constructed in relation of the Big House and four plots of land adjacent to the Main House located in Abril Club de Campo.

6.	The Company and Inversora Bolívar S.A. will be responsible for all severance payment (including salary) of a former employee of the Club.

7.	The Company and Inversora Bolívar S.A. will pay the dues for lightning, cleaning and maintenance of public roads to the Municipality of Berazategui if such amount is higher to the amount recorded in the financial statements of Abril S.A. as of September 30, 2005 as well as of any related legal fee.

NOTE 32: NEUQUÉN PROJECT – CURRENT SITUATION OF THE WORKS’ RATE OF PROGRESS

The principal asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial centre will be constructed. This project also includes the building of a hyper-market, a hotel and a housing building.

In June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén a postponement of the original construction schedule and an authorization to transfer to third parties certain plots in which such land is divided. The Municipality Executive previously rejected this request under Decree No. 1437/02 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred, having Shopping Neuquén S.A. no right to claim indemnity charges, revoking the buy-sell contracts of the land.

On response to the above-mentioned Decree, Shopping Neuquén S.A. requested on January 21, 2003 that the administrative action be annulled, submitting documentary evidence of the reasons to request such annulment. Shopping Neuquén S.A. also requested the authorization to submit a new schedule of time terms, which would be prepared taking into account the economic context prevailing at that time, as well as reasonable short and medium-term projections. The Municipal Executive rejected the request under Decree No. 585/2003; consequently, on September 25, 2003, Shopping Neuquén S.A. filed an administrative procedural action with the High Court of Neuquén, requesting among other issues, that the Court establish the nullity of

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 32: (Continued)

Decrees 1437/2002 and 585/2003 issued by the Municipal Executive. On December 21, 2004 Shopping Neuquén was notified the resolution of the High Court of Neuquén declaring the expiration of the administrative procedural action filed by the Shopping Neuquén S.A. against the Municipality of Neuquén.

Finally, on December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the commercial center will be constructed. The agreement referred to above was duly ratified by the Legislative Council of the Municipality of Neuquén and the ordinance issued was promulgated by the Neuquén Municipal Executive on January 12, 2007.

The agreement also provides that Shopping Neuquén S.A. will submit, within 120 days after the agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision. The Municipality of Neuquén has to approve the project draft within 30 days after presentation. Once the project is approved, within the next 150 days the company will submit to the Municipality the final maps of the works. At the time these final maps are registered with the Municipality, the works have to begin within a maximum time term of 90 days as from the date of such registration. The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the commercial center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

On December 13, 2006 Shopping Neuquén signed with P.Y.E. Sociedad Anónima a preliminary sales contract for plot E-UNO, which is subject to the condition that the acquiring company applies the plot of land exclusively to the construction of a hotel. This plot covers 4,332.04 square meters of surface area and the sale price was established in US$ 119,131.10. The title deed for transferring the property and the possession will take place within the 60 days subsequent to the date of compliance with the agreed conditions. This operation is subject to certain conditions precedent, one of these being the approval by the Municipality of Neuquén of the new draft project that Shopping Neuquén S.A. has to submit in accordance with the terms of the previous paragraph.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 33: INVESTMENT IN BANCO HIPOTECARIO

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 and Decree 905- Compensation to Financial Entities, as follows:

- National Government Compensation Bond – US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0,40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

- National Government Compensation Bond coverage – US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005, the coverage BODEN 2012 subscription process commenced. As of December 31, 2006 the subscription of BODEN 2012 amounted to US$ 773,531.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 3,276,177. On the other hand, liabilities to the Argentine Central Banks recorded as of December 31, 2006 amount to Ps. 171,611, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 33: (Continued)

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 3,104,566 and Ps. 3,370,035 as of December 31, 2006 and 2005, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing approximately 48% of Assets as of December 31, 2005 and since July they will exceed such limit considering that represents approximately 36% of Assets as of December 31, 2006). On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

NOTE 34: INCORPORATION OF PATAGONIAN INVESTMENT S.A.

On July 21, 2006, the Company incorporated together with Pereiraola S.A a company named Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

On such date, Ritelco S.A and Pereiraola S.A. entered into a shares purchase-sales contract by which Ritelco S.A. acquired 30% of Patagonian Investment S.A. capital stock.

Subsequent to such transaction, the Company holds 70% of Patagonian Investment S.A. capital stock, and Ritelco S.A. the remaining 30%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 35: ACQUISITION OF THE PALERMO INVEST S.A. SHAREHOLDING

On October 4, 2006, the Company acquired 26,083,596 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of US$ 18,000, at the date of the contract paying US$ 9,000. The remaining balance will be paid en three equal and consecutive instalments of US$ 3,000 due on October 4, 2007, 2008 and 2009 which will accrue 9% annual interest to be paid quarterly.

Simultaneously, a contract on assignment of shares was entered into between the Company (the assignor) and Patagonian Investment S.A. (the assignee), by which it was established that the assignor sells, assigns and transfers to the assignee 1,565,016 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. The price established in the contract is US$ 1,080, which Patagonian Investment S.A. will pay within 90 days counted as from the date the contract is signed. On January 2, 2007 the payment of US$ 1,080 was postponed to May 2, 2007 with an annual interest rate of 8% payable at maturity of the contract.

Subsequent to the above-mentioned transactions, the Company owns 98% of Palermo Invest S.A. and Patagonian Investment S.A. the remaining 2%.

NOTE 36: ACQUISITION OF PLOTS OF LAND IN BARILOCHE

On December 14, 2006 Llao Llao Resorts S.A. signed the title deed for transferring the possession due to the acquisition of four plots of land covering 129,533 square meters of surface area, located in Colonia Nahuel Huapí, on the km 23,500 of Bustillo Avenue in San Carlos de Bariloche, Province of Río Negro.

This real estate is located near to the Hotel Llao Llao Resorts, main offices of the Company´s hotel activities.

The total transaction amount was US$ 7,000 having the Company paid US$ 4,200 in cash. The remaining US$ 2,800 was covered by a first degree mortgage on the real estate acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, the first to become due on January 14, 2007 and the rest on the same day of the next months. These installments include capital amortization and interest calculated according to the French system at 7% annual on balance amounts.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 37: PURCHASE OF E-COMMERCE LATINA S.A. SHARES

On October 24, 2006 APSA subscribed a sale contract of shares with Telefónica Argentina S.A. for acquiring 808,354 common shares issued and outstanding of E-Commerce Latina S.A., and 11 common shares issued and outstanding of Altocity.com S.A. for Ps. 86. This contract was subject to the approval of the National Commission for the Defense of Competitiveness. By the end of December 2006 APSA was notified the approval of such operation and in January 2007 the price agreed was cancelled and the shareholding duly transferred.

Consequently, APSA owns the totality of the shareholding of E-Commerce Latina S.A., owner of Altocity.com S.A.

NOTE 38: FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC by which the latter loaned up to US$ 8.2 million for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBOR interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC (hereinafter “The Agreement”). Occupation of the area was established for a 10 year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997. Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

- The time-term necessary to fully pay the loan unpaid amount, or

- Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 38: (Continued)

On July 1, 2002 NAI INTERNACIONAL II, INC assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•	The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•	All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•	The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of December 31, 2006 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Short and Long-Term Debt.

NOTE 39: RE-STRUCTURING ALTOCITY.COM S.A. ACTIVITIES

The Board of Altocity.com S.A. subsidiary of E-Commerce Latina S.A. (see Note 37) decided to re-structure a large part of the company activities by increasing those activities described in the social purpose. On January 6, 2007 the meeting of shareholders complied with such initiative in order to incorporate additional activities allowing to reach an adequate economic and financial equilibrium. In spite of the fact that during January and February 2007 certain marginal operations will continue so as to comply with effective contracts, the sale of products in the web will end and the activity will be totally closed as from March 2007. The reason for this decision is that although the company operations registered a significant increase, it was not sufficient to attain appropriate scale economies.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 40: ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CÓRDOBA)

In November 2006 APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years term due on February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2.51 every 47 months. To the date of these financial statements, the concession is undergoing month 179, the effective canon being Ps. 10.05 and the next increase estimated for month 186.

The offer of APSA for the purchase of the building was Ps. 32.5 million payable as follows: 30%, that is the amount of Ps. 9.7 million, at the time of awarding the bid and the remaining amount of Ps 22.7 million at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid. To the date of these financial statements the transfer deed document is not yet effective.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims. To the date of these financial statements APSA have not been notified of any resolution regarding such claims.

NOTE 41: NEW COMMERCIAL DEVELOPMENT

In December 2006 APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise to be developed in Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA) a company recently incorporated in which APSA has a shareholding of 80%.

APSA made capital contributions in PAMSA for Ps. 158.3 million and sold to this company the plot of land located in the streets named Posta, Pico and Anas (bought to Philips Argentina S.A.) in the amount of Ps. 59.9 million. APSA will pay future capital contributions in PAMSA in a maximum amount of US$ 37.8 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 41: (Continued)

The other PAMSA shareholder is Centro Comercial Panamericano S.A. owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24.6 million and transferred to PAMSA the ownership of a plot of land located in the streets Melian, Vedia and Arias (limiting the plot of land sold by APSA) in the total amount of Ps. 61.5 million. Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center up to a maximum amount of US$ 9.4 million.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant enterprises to be initiated by APSA.

NOTE 42: GENERAL ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDER OF APSA

The majority of the General Ordinary Meeting of Shareholders of APSA held on October 31, 2006 approved the appropriation of a dividend in cash of Ps. 47 million and the creation of a global program to issue Common Negotiable Obligations, non-convertible into shares, of up to US$ 200 million or its equivalent in other currencies, in accordance with the terms of Law 23,576 of negotiable obligations and other related modifications and regulations.

NOTE 43: CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

APSA is currently developing a capitalization program for executive management staff through contributions that will be realized by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by APSA with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, it will be able to make two types of contributions: a monthly one (base on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the annual bonus. On the other hand, the APSA contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants. The funds arising from APSA contributions will flow to other independent financial means separated from the previous one.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 43: (Continued)

The Participants or their successors will have access to 100% of the Plan benefits (that is, including APSA contributions made in favor of the financial means especially created) under the circumstances that follow:

•	Ordinary retirement in line with the applicable working regulations

•	Total or permanent disability or inability

•	Death

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

As of December 31, 2006 APSA contributions amounts to Ps. 761.

NOTE 44: SUBSEQUENT EVENTS

Purchase of Rummaala S.A.

On April 6, 2006 the Company entered into a contract, in commision, for purchasing all the shareholding of Rummaala S.A. in the amount of (i) US$ 4,500 and (ii) specific units in the amount of US$ 13,250 of a building to be constructed in the real estate of which Rummaala is proprietor, situated in Vicente López, Province of Buenos Aires, this property being the principal assets of such company. On the same date, another contract was signed with Verdier S.A. to acquire a plot of land adjacent to the Rummaala´s property with a purchase price of (i) US$ 500; (ii) the transfer to Verdier S.A. of certain specific units of the apartment building of the Company (Edificios Cruceros I and II) for US$ 1,247 and certain units of the building to be constructed in the land acquired for US$ 16,920. The closing of both transactions was subject, among other conditions, to the approval of the National Commission for the Defense of Competitiveness which was given on December 27, 2006.

On January 16, 2007 the Company appointed Patagonian Investment S.A. (90%) and Ritelco S.A. (10%) as principals for the acquisition of Rummaala S.A. On the other hand, for acquiring the Verdier S.A. building, Rummaala S.A. was appointed as principals.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Unaudited Financial Statements

For the six-month periods

beginning on July 1, 2006 and 2005

and ended December 31, 2006 and 2005

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires
Principal activity:	Real estate investment and development

Unaudited Financial Statements for the six-month period

ended December 31, 2006

compared with the same period of previous year.

Stated in thousands of Pesos

Fiscal year No. 64 beginning July 1º, 2006

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 23, 2006

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)

Type of share	Authorized for Public Offer of Shares (*)	In thousand of pesos
		Subscribed	Paid in
Common share,1 vote each	448,742,660	448,742	448,742

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31, 2006 and June 30, 2006

In thousand of pesos (Note 1)

	December 31, 2006	June 30, 2006
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	15,949	23,321
Investments (Exhibits C, D and G)	22,837	31,339
Mortgages and leases receivables, net (Note 3 and Exhibit G)	8,012	6,725
Other receivables and prepaid expenses (Note 4 and Exhibit G)	30,823	13,070
Inventories (Note 5)	40,539	62,977

Total Current Assets	118,160	137,432

NON-CURRENT ASSETS

Mortgages and leases receivables, net (Note 3 and Exhibit G)	2,788	2,624
Other receivables and prepaid expenses (Note 4 and Exhibit G)	68,251	84,086
Inventories (Note 5)	73,413	71,828
Investments (Exhibits C, D and G)	1,335,453	1,245,236
Fixed assets (Exhibit A)	357,139	286,667

Total Non-Current Assets	1,837,044	1,690,441

Total Assets	1,955,204	1,827,873

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	8,262	8,260
Mortgages payable (Note 6 and Exhibit G)	18,960	18,407
Customer advances (Exhibit G)	3,807	11,554
Short term-debt (Note 7 and Exhibit G)	167,817	36,393
Salaries and social security payable	1,236	1,727
Taxes payable (Exhibit G)	9,975	6,846
	4,960	28,368
Other liabilities (Note 8 and Exhibit G)
Total Current Liabilities	215,017	111,555

NON-CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	99	150
Mortgages payable (Note 6 and Exhibit G)	6,781	14,722
Customer advances	2,493	—
Long term-debt (Note 7 and Exhibit G)	127,674	214,134
Taxes payable	616	651
Other liabilities (Note 8 and Exhibit G)	25,947	895

Total Non-Current Liabilities	163,610	230,552

Total Liabilities	378,627	342,107

SHAREHOLDERS´ EQUITY (according to the corresponding statement)	1,576,577	1,485,766

Total Liabilities and Shareholders´ Equity	1,955,204	1,827,873

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Fernando A. Elsztain

Titular Director

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousand of pesos (Note 1)

	December 31, 2006	December 31, 2005
Revenues	49,638	15,051
Costs (Exhibit F)	(32,863)	(6,599)

Gross profit	16,775	8,452
Gain from recognition of inventories at net realizable value (Note 1.5.h.)	6,787	4,382
Selling expenses (Exhibit H)	(2,718)	(1,028)
Administrative expenses (Exhibit H)	(10,426)	(8,937)

Subtotal	(6,357)	(5,583)
Gain from operations and holding of real estate assets	—	—

Operating income	10,418	2,869
Financial results generated by assets:
Interest income	6,460	5,132
Exchange gain	(899)	8,758
Financial gain	5,321	7,308
Interest on discount by assets	(30)	(151)

Subtotal	10,852	21,047
Financial results generated by liabilities:
Exchange loss	2,020	(19,438)
Interest on discount by liabilities	5	(4)
Financial expenses (Exhibit H)	(15,036)	(16,743)

Subtotal	(13,011)	(36,185)

Total financial results, net	(2,159)	(15,138)
Equity gain from related companies (Note 10.c.)	65,799	47,036
Other income and expenses, net (Note 9)	(5,767)	(3,994)

Net income before tax	68,291	30,773
Asset tax (Note 1.5.n.)	(2,171)	(1,787)

Net income for the period	66,120	28,986

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Fernando A. Elsztain

Titular Director

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings		(Accumulated deficit) retained earnings	Total as of December 31, 2006	Total as of December 31, 2005
	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve	Reserve for new projects
Balances as of beginning of year	435,448	274,387	659,911	1,369,746	19,447	—	96,573	1,485,766	1,252,229
Capital increase	13,294	—	11,397	24,691	—	—	—	24,691	20,141
Profit distribution in accordance to the Shareholders meeting held of October 31, 2006	—	—	—	—	4,829	91,744	(96,573)	—
Net income for the period	—	—	—	—	—	—	66,120	66,120	28,986

Balances as of December 31, 2006	448,742	274,387	671,308	1,394,437	24,276	91,744	66,120	1,576,577

Balances as of December 31, 2005	368,448	274,387	610,088	1,252,923	19,447	—	28,986		1,301,356

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Fernando A. Elsztain

Titular Director

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousand of pesos (Note 1)

	December 31, 2006	December 31, 2005
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	36,572	41,006
Cash and cash equivalents as of the end of period	16,420	32,339

Net decrease in cash and cash equivalents	(20,152)	(8,667)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	66,120	28,986
Plus asset tax accrued for the period	2,171	1,787
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain from related companies	(65,799)	(47,036)
• Gain from recognition of inventories at net realizable value	(6,787)	(4,382)
• Allowances and reserves	2,455	3,167
• Amortization and depreciation	3,262	3,373
• Sundry provisions and allowances	1,630	3,051
• Results from the sale of shares of Banco Hipotecario S.A.	—	(1,858)
• Financial results	(10,252)	3,629
Changes in operating assets and operating liabilities:
• Decrease in current investments	6,132	9,460
• Increase in receivables from sales and leases	(1,457)	(1,697)
• Decrease (Increase) in other receivables	2,244	(1,141)
• Decrease (Increase) in inventory	27,671	(219)
• (Decrease) Increase in taxes payable, social security payable and customer advances	(8,027)	2,647
• Increase (Decrease) in trade accounts payable	140	(507)
• Increase in accrued interest	1,264	1,401
• (Decrease) Increase in other liabilities	(4,146)	1,864

Net cash provided by operating activities	16,621	2,525

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase interest in subsidiary companies	—	481
• Decrease from equity interest in subsidiary companies	(295)	(211)
• Purchase of shares Canteras Natal Crespo S.A.	(1,854)	(4,232)
• Purchase of shares of Alto Palermo S.A.	(867)	(4,149)
• Purchase of shares of Patagonian Investment S.A.	(27,522)	—
• Incorporation of Patagonian Investments S.A.	(4)	—
• Loans granted to related parties	(5,308)	(1,000)
• Loans granted	(6,939)	—
• Purchase and improvements of undeveloped parcels of lands	—	(69)
• Purchase and improvements of fixed assets	(61,584)	(718)
• Dividends collection	28,881	17,794
• Cash incorporated by merger	—	20

Net cash (used in) provided by investing activities	(75,492)	7,916

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase of debt	43,380	42
• Increase in loans with related companies	9,286	—
• Settlement of debt	(15,628)	(18,616)
• Cancellation of Ritelco S.A. joint	(4,791)	—
• Settlement in mortgages payable	(8,346)	(17,574)
• Proceeds from settlement of swap	—	1,190
• Issuance of common stock (exercise option)	14,818	15,850

Net cash provided by (used in) financing activities	38,719	(19,108)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(20,152)	(8,667)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Fernando A. Elsztain

Titular Director

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousand of pesos (Note 1)

	December 31, 2006	December 31, 2005
Supplemental cash flow information
• Interest paid	10,297	11,407

Non-cash activities:
• Increase in inventories through a decrease in fixed assets	—	1,422
• Increase in real estate reserve through a decrease in fixed assets	—	1,626
• Conversion of negotiable obligations into common shares	9,873	4,291
• Increase in long-term investments through an increase in loans	27,522	—
• Increase in other receivables through a decrease in long-term investments	3,303	—
• Increase in fixed assets through an increase in other receivables	12,161	—
• Increase in long-term investments through a decrease in other receivables	—	118
• Decrease in long-term investments through an increase in other receivables	—	22,173
• Decrease in long-term investments through a decrease in other liabilities	—	6,250
• Increase in long-term investments through an increase in other liabilities	11	—

	December 31, 2006	December 31, 2005
Acquisitions of subsidiaries:
Cash and banks	—	20
Other receivables	—	1,503
Inventories	—	57,223
Investments	—	37,718
Trade accounts payable	—	(3)
Customers advances	—	(6,377)
Taxes payable	—	(12,221)
Other liabilities (includes Ps. 24,809 payable to IRSA Inversiones y Representaciones S.A.)	—	(30,078)

Net value of acquired assets	—	47,785

Equity value before the acquisition (includes the higher value of incorporated inventories of Ps. 99)	—	(47,785)
Cash and banks acquired	—	20

	—	20

Fernando A. Elsztain

Titular Director

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousand of pesos (Note 1)

NOTE 1: ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Preparation and presentation of unaudited financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The financial statements corresponding to the six-month periods ended December 31, 2006 and 2005 have not been audited. The Company´s management believes they include all necessary adjustments to reasonably show the results of each period.

Income statement for the six-month periods ended December 31, 2006 and 2005 do not necessarily reflect the portion of the Company´s results for such complete years.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of December 31, 2006 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 202.3 millions, which should be recorded in the income statement accounts of previous years for Ps. 188.4 million (loss) and in the income statement accounts of the period for Ps. 13.9 million (profit).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

In accordance with the Company’s management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	5.1	7.9	7.8	181.5	202.3

1.2. Use of estimates

The preparation of financial statements requires management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3. Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.4. Comparative information

Balances items at June 30, 2006 shown in these unaudited financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

The balances at December 31, 2006 of the unaudited Statements of Income, Changes in Shareholders´ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

1.5. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period-end exchange rates. Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Sundry receivables and payables (asset tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

f.	(Continued)

of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

Liabilities in kind:

The Company records a liability in kind corresponding to an obligation to deliver units to be built in relation to the “San Martín de Tours” property. This liability was valued at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor, and is shown as a current liability under “Mortgages payable”.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated net realizable value, whichever is lower. The Company maintains allowances for impairment of certain inventories for those ones which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the fiscal year ended June 30, 2006 interest costs of the property called “San Martín de Tours” were capitalized for Ps. 222. During the period ended December 31, 2006 there were no items charged to assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

h.	(Continued)

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value.

Profits arising from such valuation are shown in the “Gain from valuation of inventories at fair market value” caption of the unaudited Statement of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period.

Credits in kind:

The Company has credits in kinds related to rights on the reception of certain units.

The units relating to the buildings called “Terreno Caballito”, and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivable and there have been disclosed under “Inventories”.

i.	Non -current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

•	Investments in subsidiaries and related companies:

Current investments in subsidiaries and related companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at December 31, 2006 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

i.	(Continued)

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A. and the related company, Banco Hipotecario S.A.

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

As of December 31, 2006, the equity value was applied on preliminary amounts since at the date of these financial statements Banco Hipotecario S.A. had not completed the issuance and approval of its financial statements.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

i.	(Continued)

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

j.	Fixed assets

Fixed assets comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period. The Company capitalizes accrued interest costs associated with long-term construction projects. However, during the period ended December 31, 2006 and in fiscal year ended June 30, 2006 no interest costs were capitalized, as the Company considered that there are no works in progress.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

•	Software

The Company capitalizes certain costs associated with the development of computer software for internal use. Such costs are being amortized on a straight-line basis since its implementation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

j.	(Continued)

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Machinery, equipment and computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of negotiable obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the unaudited statements of income as a greater financing expense.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

m.	(Continued)

Since it is unlikely that future taxable income will fully absorb tax loss carry forwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset tax

The Company calculates asset tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if asset tax exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At December 31, 2006, the Company has estimated the asset tax, recognizing under “Other receivables” the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

In such cases, for rental properties, the Company first makes a comparison between the asset carrying amount and its undiscounted value in use. If, as a result of that comparison, the carrying amount of an asset

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

o.	(Continued)

exceeds its value in use, in order to measure the loss impairment, a second comparison is made with the higher of discounted value in use and market value (recoverable value). Value in use is determined based on estimated future cash flows. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company will record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended December 31, 2006 and during the fiscal year ended June 30, 2006 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

q.	Results for the period

The results for the period are shown as follows:

Amounts included in unaudited Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 568 and Ps. 210 for periods ended December 31, 2006 and 2005, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 16 for details.

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.5. (Continued)

u.	(Continued)

u.1	(Continued)

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x.	Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2006	June 30, 2006
Cash in local currency	19	20
Cash in foreign currency	25	70
Banks in local currency	2,155	169
Banks in foreign currency	1,890	766
Special current accounts	27	1
Foreign accounts	11,759	22,021
Checks to be deposited	74	274

	15,949	23,321

NOTE 3: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- current
Mortgages and leases receivables	3,926	992	1,620	514
Debtors under legal proceedings and past due Debts	923	—	1,403	—
Related companies (Note 10.a.)	3,385	1,796	3,918	2,110
Less:
Allowance for doubtful accounts (Exhibit E)	(222)	—	(216)	—

	8,012	2,788	6,725	2,624

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- current
Asset tax credits (Note 1.5.n.)	4,328	24,755	3,981	23,524
Value added tax	1,162	—	4,906	—
Related parties (Note 10.a.)	14,541	2,194	472	6,903
Prepaid expenses	840	91	1,251	150
Loans granted (1)	7,004	—	—	—
Advance for the acquisition of companies (2)	2,064	—	2,064	—
Guarantee of defaulted credits (3)	215	3,626	279	15,889
Trust accounts receivable	—	361	—	361
Present value	—	(691)	—	(661)
Deferred income tax (Note 14)	—	37,795	—	37,795
Other	669	120	117	125

	30,823	68,251	13,070	84,086

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 4: (Continued)

(1)	The amount represents a loan granted by the Company for Ps. 2,944 due on January 15, 2007, and a loan of Ps. 3,995 due on December 4, 2007 to the shareholders of Baicom Networks S.A. (“Baicom”) plus interest accrued for such loans. As guarantee for these loans, the shareholders of Baicom established in favor of the Company a first degree pledge on common, registered, non-endorsable shares of Baicom, nominal value one peso each, one voting right per share. On January 15, 2007 the Company collected the loan for Ps 2,944 which became due on such date
(2)	See Note 44 to the unaudited consolidated financial statements.
(3)	See Note 15 to the unaudited basic financial statements and Note 16 to the unaudited consolidated financial statements.

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- current
Edificios Cruceros	1,858	—	3,629	—
Dock 13	1,595	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti D	72	—	72	—
Credit from barter of Caballito (1)	—	22,663	—	22,663
Torres Jardín	169	303	472	—
V. Celina	43	—	43	—
Abril / Baldovinos (2)	—	—	23	83
San Martin de Tours	16,504	—	14,211	—
Dique III plot 1d)	—	—	25,549	—
Credit from Barter transaction of “Dique III 1c) (1)	18,512	8,639	15,587	7,274
Credit from Barter transaction of “Dique III 1e) (1)	—	41,808	—	41,808
Advance on purchase of inventories (3)	1,773	—	1,773	—

	40,539	73,413	62,977	71,828

(1)	Secured by first degree mortgage in favor of the Company.
(2)	The values recorded are disclosed net of the effect of the allowance for impairment, as detailed in Exhibit E of Ps. 1,010 (Abril / Baldovinos Ps. 407, Stores Ps. 603).
(3)	See Note 43 to the unaudited consolidated financial statements.

NOTE 6: MORTGAGES PAYABLE

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- current
Mortgages payable - San Martin de Tours (Note 12)	3,632	—	3,598	—
Mortgage payable - Bouchard 710 (Note 12) (1)	15,328	6,781	14,809	14,722

	18,960	6,781	18,407	14,722

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 442. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of December 31, 2006 the Company has cancelled seventeen principal installments for an amount of US$ 6,404, being the balance of principal US$ 7,221.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 7: SHORT AND LONG – TERM DEBT

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- Current
Bank loans (1)	14,085	33,895	10,646	41,258
Bank loans—Accrued interest (1)	473	7,735	470	7,491
Negotiable Obligations – 2009 principal amount (2)	22,892	55,086	17,303	67,054
Negotiable Obligations—2009 accrued interest (2)	750	12,586	764	12,211
Convertible Negotiable Obligations—2007 (3)	76,445	—	882	86,120
Debt related to purchase of subsidiaries (4)	9,792	18,372	—	—
Other financial loans (5)	43.380	—	6,328	—

	167,817	127,674	36,393	214,134

(1)	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on November 20, 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled eight installments amounting to US$ 4.6 million. Therefore, at December 31, 2006 the balance of principal amounts to US$ 15.7 million which matches the US$ 18,4 million discounted considering a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(2)	Corresponds to Negotiable Obligations secured by the assets described in Note 12.b. for US$ 37.4 million, which mature on November 20, 2009 with partial periodic amortization, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At this date, the Company has settled eight installments amounting to US$ 7.5 million. Consequently, at December 31, 2006 the Company recorded a total balance of US$ 25.5 million, which corresponds to US$ 29.9 million discounted at a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(3)	According to Note 13, these relate to convertible negotiable obligations (CNB) issued for a total amount of US$ 100 million, which at period end amounted to US$ 24,8 million, net of issue expenses amounting to Ps. 0.12 million. Part of convertible negotiable obligations are held by shareholders and related parties. (See Note 10).
(4)	See Note 35 to the unaudited consolidated financial statements.
(5)	Corresponds to bank overdrafts mainly with Banco Macro, Citibank and Bank Boston.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8: OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2006		June 30, 2006
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	1,466	24,184	20,762	—
Guarantee deposits	810	1,693	1,061	820
Provision for lawsuits (Exhibit E)	6	—	346	—
Directors’ fees provision (Note 10.a.)	1,570	—	5,976	—
Directors’ fees advances (Note 10.a.)	(132)	—	(325)	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Administration and reserve funds	108	—	118	—
Trust account payables	—	92	—	92
Present value	—	(30)	—	(25)
Other	1,132	—	430	—

	4,960	25,947	28,368	895

NOTE 9: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2006	December 31, 2005
Other income:
Results from sale of fixed assets	—	—
Other	364	327

	364	327

Other expenses:
Unrecoverable VAT	(1,114)	(598)
Donations	(1,240)	(180)
Debit and credit tax	(918)	(385)
Lawsuits	(9)	(8)
Tax on shareholders personal assets	(2,789)	(3,150)
Other	(61)	—

	(6,131)	(4,321)

Total other income and expenses, net	(5,767)	(3,994)

NOTE 10: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	The balances as of December 31, 2006 and June 30, 2006, with subsidiaries, shareholders, affiliated and related companies are as follows:

	December 31, 2006	June 30, 2006
Abril S.A. (1)
Current mortgages and leases receivables	2	—
Other current receivables	79	—
Other non-current receivables	20	—
Current accounts payable	1	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10: (Continued)

	December 31, 2006	June 30, 2006
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivables	370	214
Other current receivables	34	14
Current investments	4,393	4,428
Non-current investments	97,183	97,944
Current accounts payable	857	479
Other current liabilities	26	20

Altocity.Com S.A. (3)
Current mortgages and leases receivables	71	30
Current accounts payable	—	1

Baldovinos S.A. (1)
Current mortgages and leases receivables	31	76
Current accounts payable	10	7

Banco Hipotecario S.A. (3)
Current investments	465	534

Banco de Crédito y Securitización S.A. (3)
Current mortgages and leases receivables	22	23

Consultores Assets Management S.A. (4)
Current mortgages and leases receivables	96	75
Other current receivables	2	13
Current accounts payable	—	1

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivables	442	158
Other current receivables	24	50
Current accounts payable	410	173
Non-Current accounts payable	—	150
Short-term debt -Convertible Negotiable Obligations	37,120	379
Long-term debt -Convertible Negotiable Obligations	—	37,032

Canteras Natal Crespo S.A. (1)
Current mortgages and leases receivables	—	1
Other current receivables	434	105

Dolphin Fund PLC (4)
Current investment	13,899	9,354

ECIPSA Holding S.A. (4)
Current mortgages and leases receivables	—	8

Fibesa S.A. (1)
Current mortgages and leases receivables	2	—
Other current receivables	4	4

Fundación IRSA (4)
Current mortgages and leases receivables	14	14

Futuros y Opciones.Com S.A. (6)
Current accounts payables	—	1

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10: (Continued)

	December 31, 2006	June 30, 2006
Hoteles Argentinos S.A. (1)
Current mortgages and leases receivables	1,710	2,083
Non-current mortgages and leases receivables	1,796	2,110
Other current liabilities	614	619

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	566	1,170
Other current receivables	4	—
Current accounts payable	397	368
Other non-current liabilities	9,393	—

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivables	—	3
Other current receivables	10,593	216
Other non-current receivables	2,143	6,875
Current accounts payable	225	—
Other current liabilities	33	5

Nuevas Fronteras S.A. (1)
Current accounts payable	3	1

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	56	57
Managers, Directors and other Staff of the Company – Non-current	31	28

Ritelco S.A. (1)
Other current liabilities	793	20,118
Other non-current liabilities	14,791	—

Tarshop S.A. (1)
Current mortgages and leases receivables	59	52
Other current receivables	—	13

Estudio Zang, Bergel & Viñes (4)
Accounts payable	—	65

Directors (4)
Current mortgages and leases receivables	—	8
Other current receivables	4	—
Other current liabilities	1,438	5,651
Other non-current liabilities	8	8

Patagonian Investment S.A.(1)
Other current receivables	3,307	—

Emprendimiento Recoleta S.A. (1)
Current mortgages and leases receivables	—	1

Shopping Alto Palermo S.A. (1)
Current mortgages and leases receivables	—	1

Mendoza Plaza Shopping S.A. (1)
Current mortgages and leases receivables	—	1

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10: (Continued)

(1)	Subsidiary (direct or indirect).
(2)	Shareholder.
(3)	Affiliated (direct or indirect).
(4)	Related party
(5)	Merger with effect after December 1, 2005 (See Note 19)
(6)	Subsidiary of Cresud S.A.C.I.F. y A., Company´s shareholder

b.	Results on subsidiary, shareholder, affiliated and related companies during the six month periods ended December 31, 2006 and 2005 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
Related parties

Abril S.A. (1)	2006	8	—	—	—	—	—	—	—	—
	2005	9	—	—	—	—	—	—	—	—
Alto Palermo S.A. (APSA) (1)	2006	—	—	—	—	—	4,932	—	—	—
	2005	—	—	—	—	—	9,393	—	—	—
Banco Hipotecario S.A. (3)	2006	—	—	21	—	—	—	—	—	—
	2005	—	—	(13)	—	—	—	—	—	—
Canteras Natal Crespo S.A. (1)	2006	48	—	—	—	—	8	—	—	—
	2005	—	—	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (2)	2006	—	—	—	—	—	—	—	—	(480)
	2005	—	—	—	—	—	—	—	—	(4,361)
Dolphin Fund PLC (4)	2006	—	—	3,053	—	—	—	—	—	—
	2005	—	—	(911)	—	—	—	—	—	—
Fundación IRSA (4)	2006	—	—	—	—	—	—	—	(42)	—
	2005	—	—	—	—	—	—	—	(11)	—
Hoteles Argentinos S.A. (1)	2006	—	—	—	—	—	97	—	—	—
	2005	—	—	—	—	—	—	—	—	—
Inversora Bolívar S.A. (1)	2006	221	—	—	(88)	(135)	—	—	—	(84)
	2005	867	—	—	—	(105)	—	—	—	—
Llao Llao Resorts S.A. (1)	2006	—	32	—	—	—	501	—	—	—
	2005	68	31	—	—	—	3	—	—	—
Buenos Aires Trade & Finance	2006	—	—	—	—	—	—	—	—	—
Center S.A. (5)	2005	—	—	—	—	—	372	—	—	(28)
Ritelco S.A. (1)	2006	—	—	—	—	—	—	—	—	(403)
	2005	—	—	—	—	—	—	—	—	(287)
Shopping Alto Palermo S.A. (1)	2006	—	—	—	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—	—	(3)
Tarshop S.A. (1)	2006	—	96	—	—	—	—	—	—	—
	2005	—	121	—	—	—	8	—	—	—
Advances to employees (4)	2006	—	—	—	—	—	4	—	—	—
	2005	—	—	—	—	—	4	—	—	—
Estudio Zang, Bergel & Viñes (4)	2006	—	—	—	—	—	—	(333)	—	—
	2005	—	—	—	—	—	—	(310)	—	—
Directors (4)	2006	—	—	—	—	—	—	(1,630)	—	—
	2005	—	—	—	—	—	—	(3,051)	—	—

Total 2006		277	128	3,074	(88)	(135)	5,542	(1,963)	(42)	(967)

Total 2005		944	152	(924)	—	(105)	9,780	(3,361)	(11)	(4,679)

c.	The composition of equity gain from related companies is as follows:

	Gain
	December 31, 2006	December 31, 2005
Gain on equity investments	64,073	45,405
Amortization of goodwill and lower/higher values	1,726	1,631

	65,799	47,036

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11: COMMON STOCK

a.	Common stock

As of December 31, 2006, IRSA’s common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	Pending
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	Pending
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	Pending
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	Pending
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5.180	Board of Directors´ Meeting (1)	12.31.2006	Pending
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	Pending

	448,742

(1)	Conversion of negotiable obligations mentioned in Note 13.
(2)	Exercise of options mentioned in Note 13.

b.	Treasury stock

The Company repurchases outstanding common shares when it considers that their price is undervalued on the market. However, during the periods ended December 31, 2006 and 2005 no treasury shares were bought.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11: (Continued)

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year,calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 12: RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant, pending in court No. 55.

b.	The Company has mortgaged the following real estate: 13 functional units at Libertador 498, 71 supplementary units at Laminar Plaza and 19 supplementary units at Dique IV, in connection with the secured negotiable obligations referred to in Note 7.2.

c.	The Company has a first grade mortgage on the property identified as “San Martín de Tours” amounting to US$ 750, as performance guarantee for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A. (See valuation criteria in Note 1.5.f.)

d.	The Company has a first mortgage on the property identified as “Bouchard 710” amounting to US$ 13,625, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008.

NOTE 13: NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Common Shares of the company (“CNO”) for up to a face value of US$ 100,000 (one hundred million dollars), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per year, payable semi-annually in arrears.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 13: (Continued)

b)	Approving a subscription option for the CNO holders to subscribe common shares of the company at 1 (one) share per Ps.1 (one peso) of CNO face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending Article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article nine (9) of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$100,000 of securities consisting of negotiable obligations convertible into common shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 common shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options will fall due on November 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 13: (Continued)

d)	(Continued)

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription. Consequently, Note 7 to the unaudited financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

As of December 31, 2006, certain holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 75.2 million, giving rise to the issuance of 138,071,639 common shares of Ps. 1 par value each as disclosed in Note 11.

Furthermore, as of December 31, 2006, 53,776,126 options to subscribe Company shares amounting to US$ 64.5 million had been exercised, which gave rise to the issuance of 98,671,748 common shares of Ps. 1 par value each, as mentioned in Note 11.

The total outstanding balance of Convertible Negotiable Obligations as of December 31, 2006 is US$ 24,750.

NOTE 14: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Investments	(9,358)	(1,280)	(10,638)
Mortgages and leases receivables, net	(307)	(3)	(310)
Other receivables	(6,517)	6,752	235
Inventories	(1,641)	(21,884)	(23,525)
Fixed assets	(3,990)	(85)	(4,075)
Intangible assets	9	(9)	—
Tax loss carry forwards	83,444	15,429	98,873
Short and long terms debts	(71)	31	(40)
Mortgages payable	449	18	467
Other liabilities	2,508	(2,179)	329
Allowances and reserves	121	(119)	2
Allowances for deferred assets	(26,852)	3,329	(23,523)

Total non-current	37,795	—	37,795

Total net deferred assets	37,795	—	37,795

Net assets at the end of the period derived from the information included in the above table amount to Ps. 37,795.

Deferred tax assets have been impaired in the portion estimated not to be recoverable based on projections of results for future years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 14: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended December 31, 2006 and 2005, respectively:

Items	December 31, 2006 Ps.	December 31, 2005 Ps.
Net income for the period (before income tax)	68,291	30,773
Current income tax rate	35%	35%

Net income for the period at the tax rate	23,902	10,771
Permanent differences at the tax rate:
—Restatement into constant currency	1,434	4,716
—Donations	205	66
—Equity gain from related companies	(23,030)	(16,463)
—Holding result on Participation Certificates (Trust).	(158)	(401)
—Tax on personal assets	976	1,102
—Allowance on deferred assets	(3,329)	209

Total income tax charge for the period	—	—

Total asset tax charged for the period	(2,171)	(1,787)

Unexpired income tax loss carry forwards pending use at the end of the period amount to Ps. 282,496 according to the following detail:

Generated in	Amount Ps.	Year of expiration
2002	192,361	2007
2003	259	2008
2004	32,347	2009
2005	28,926	2010
2006	28,603	2011

Total tax loss carry forward	282,496

NOTE 15: “CREDIT DEFAULT SWAP” CONTRACT WITH CREDIT SUISSE FIRST BOSTON

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the Buenos Aires City. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million.

This contract was rescinded on November 15, 2006 and the Company received from CSI the amount of US$ 4.0 million, which had been previously transferred as guarantee for such transaction. The Company recorded this amount to the partial payment of the purchase price that, added to the transference of US$ 4.8 million, completed the total price of US$ 8.8 million paid for the purchase of the office

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 15: (Continued)

building covering 8,900 square meters of surface area called “Dock del Plata” in Puerto Madero, City of Buenos Aires. The title deed was signed on the same day. Through the payment of these amounts the mortgage on these units became extinguished and the Company acquired them free of mortgage.

NOTE 16: SWAP OF INTEREST RATES WITH DEUTSCHE BANK AG

The Company agreed with the Deutsche Bank AG on June 16, 2005 two LIBO rate swap arrangements aiming at covering the risk of increased interest rates that the Company must pay on the unsecured loan and the non-convertible secured negotiable obligations (both to be due in November 2009, which at June 30, 2005 had a capital balance of US$ 21,850 and US$ 35,511 respectively, and which accrue a variable interest rate equivalent to the three month LIBO rate added 200 basic points).

By means of both contracts, the Company was compromised to pay every three months to the Deutsche Bank AG cash flows calculated on the basis of a fixed rate of 4.27% on the balances of each debt. In turn, the Company received quarterly payments calculated on the basis of the three-month LIBO rate on balances established at the beginning of each quarter.

The purpose of such swap arrangements was to fully cover the risk of interest rates of the above-mentioned debts. The amortization scheme, the dates for payment of interest and principal, the dates for determining interest rates, the referential index for calculating interests and the calculation basis for the interest agreed in both swap contracts totally coincided with the issuance conditions of each one of the mentioned liabilities.

On October 24, 2005 the Company fully cancelled in advance both swap arrangements. Due to the increase shown by the temporary structure of the interest rates, a gain of US$ 402 was obtained for such cancellations.

NOTE 17: SHARE ACQUISITION IN CANTERAS NATAL CRESPO S.A.

As of September 30, 2006 the Company had acquired to Ecipsa Holding S.A. (ECIPSA), 43.43% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$1,549.

On December 7, 2006 the Company acquired from minority shareholders the additional 11.59% of the shares and votes in the total agreed price of US$ 598, increasing the Company shareholding in Canteras Natal S.A. to 55.02%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 17: (Continued)

Together with the above action mentioned, a commitment to purchase shares subject to condition was established with a minority shareholder. By means of such commitment, subject to compliance with one condition precedent, the seller was obligated to sell to the Company and the Company was obligated to purchase an additional 0.91% for US$ 47, which raised the shareholding to 55.93%. Having the condition precedent been complied with, the share purchase agreement was signed on January 4, 2007.

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties’ plots, countries, sale or rent of plots of land, sale of arids, real estate and house-building.

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On August 9, 2005, the Company sold 2,305,122 shares of Banco Hipotecario S.A to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in a total amount of US$ 10,540 (equivalent to a market value of US$ 4.57 per share) representing Ps. 30,281. For the sale of these shares the Company recognized a gain of Ps. 1,845 included in Financial gain in the unaudited Income Statement. As explained in Note 19, as of December 31, 2005 the Company merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of period-end, the total shareholding in Banco Hipotecario is 10,141,015.

NOTE 19: MERGER PROCEDURES TO TAKE-OVER BUENOS AIRES TRADE AND FINANCE CENTER S.A.

The Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. The previous merger agreement was subscribed on September 21, 2005 and became effective on October 1, 2005. Consequently, as from October 1, 2005 rights and obligations were unified, and as from December 1, 2005 both companies’ accountings were merged.

This merger has been duly registered with the General Inspection of Justice on January 5, 2007 under number 306 of book 34 of Share Corporations.

NOTE 20: DIQUE III: BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade and Finance Center S.A. (at that time 100% subsidiary of the Company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 20: (Continued)

spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA had an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA would agree to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of the period end as of December 31, 2004.

On November 25, 2004 the deed of conveyance of title of the plot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter plot 1e) by such company as explained in the first paragraph above. As a guaranty for this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on plot 1c).

In May 2006, DYPSA accepted the option to acquire on an exchange basis, parcel 1e), and on June 28, 2006 the transfer deed was signed in a value of US$ 13,530. As guarantee for this transaction, DYPSA furnished a first degree mortgage in the amount of US$ 10,800 on plot 1e).

On May 18, 2005 Buenos Aires Trade and Finance Center S.A. approved the offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima, made during such period and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, scheduled originally for November 17, 2005.

After several postponements, on January 2006, DYPSA paid in advance to the Company the amount of US$ 1,000, remaining the price balance of US$ 5,350 to be paid in the new deed date and final transfer.

On July 17, 2006 the balance of price was received and the transfer deed was signed together with the taking possession of plot 1d). Consequently, Alvear Palace Hotel S.A. acquired two/thirds indivisible parts, and Desarrollos Premium Plus S.A. acquired the remaining part. As compliance guarantee for DYPSA´s obligations with CAPM, Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A. furnished a first degree mortgage for US$ 10,000 on plot 1d).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 21: TERRENOS CABALLITO – BARTER CONTRACT

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement for US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”. As consideration Koad paid the Company the amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Furthermore, Koad encumbered with privilege mortgage in first degree in favor of the Company the building subject to this transaction in the amount of US$ 7,450 and two insurance for US$ 2,000 and US$ 500.

NOTE 22: INCORPORATION OF PATAGONIAN INVESTMENT S.A.

On July 21, 2006, the Company incorporated Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

The Company directly owns 70% of the Capital Stock of Patagonian Investment S.A. (See Note 34 to the unaudited Consolidated Financial Statements).

NOTE 23: PURCHASE OPTION OF EDIFICIO REPUBLICA

On December 22, 2006 the Company signed with Banco Comafi S.A., acting as trustee of “Fideicomiso República”, a purchase option for US$ 74,000 of a building located in the City of Buenos Aires, known as “Edificio Tucumán 1 – República”, recently acquired by the trustee in a public auction. This option is subject to certain conditions, such as: (i) the option has to be exercised within 60 days of the compliance with specific requirements related to the ownership of the trustee in respect of the building; (ii) the title deed for transferring the ownership has to be signed within 90 days subsequent to exercising the option; and (iii) 50% of the purchase price has to be paid on the date in which the title deed is signed and the remaining 50% in five annual installments with a fixed interest rate of 8% to be paid biannually and a mortgage on the building. On the other hand, while the purchase option is effective, the trustee has a sale option to the Company on such real estate in the same conditions as referred to above.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 24: ACQUISITION OFFER OF THE BOUCHARD BUILDING

On December 28, 2006 the Company submitted in commission an offer to Banco Río de la Plata S.A. -the latter as trustee of “Fideicomiso Financiero Edificio La Nación”- to acquire the main asset of such trust represented by a building covering 33,324 square meters of surface area, totally leased, located in the City of Buenos Aires, (such real estate is also known as “Edificio Bouchard” or “Edificio La Nación”). The offer includes the acquisition in commission of the building and the commitment to assign all the lease contracts covering all and each part of the real estate effective at the time of acquisition. The price offered by IRSA Inversiones y Representaciones S.A. is US$ 84,100, the amount of Ps. 46,245 having been paid at the time of the offer. The title deed has to be ready at the latest in March 2007. On December 28, 2006 Banco Río de la Plata S.A. in its capacity as trustee of “Fideicomiso Financiero Edificio La Nación” approved the above-mentioned offer. To date, the Company has not appointed a principal for the acquisition and is analyzing several alternatives including the possibility of purchasing the building in association with a third party.

NOTE 25: SUBSEQUENT EVENTS

Issuance of negotiable obligations

On February 2, 2007 IRSA Inversiones y Representaciones S.A. issued negotiable obligations for US$ 150 million to become due in February 2017. Such obligations accrue an annual fixed interest rate of 8.5%, payable biannually on February 2 and August 2 as from August 2, 2007. The capital will be fully paid at maturity. Citigroup and Credit Suisse Securities acted as principal placement agents of the transaction.

The issue referred to above is Class No. 1 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200,000,000 (the “Program”), authorized by the National Securities Commission by means of Resolutions 15,529 of December 7, 2006 and 15,537 of December 21, 2006.

The issuance of these negotiable obligations was approved by the Shareholders´ Meeting held on October 31, 2006 and by the Board´s Minutes of Meeting of November 22, 2006.

As of December 31, 2006 in line with the acquisitions carried out during the quarter ended December 31, 2006, the Company recorded negative working capital for Ps. 97 million. This situation was reverted after the Company´s issue of Negotiable Obligations on February 2, 2007 for US$ 150 million to be due in February 2017.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the six-month period beginning on July 1, 2006

and ended December 31, 2006

Compared with the year ended June 30, 2006

In thousand of pesos

Exhibit A

Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value at period / year end	Depreciation					Allowances for impairment (2)	Net carrying Value as of December 31, 2006	Net carrying value as of June 30, 2006
					Accumulated at beginning of year	For the period / year			Accumulated at period / year end
						Increase, deductions And Transfers	Rate %	Amount (1)
Furniture and fixtures	1,663	7	—	1,670	1,559	—	20	26	1,585	—	85	104
Machinery, equipment and computer equipment	5,477	502	—	5,979	4,587	35	33.33	257	4,879	—	1,100	890
Leasehold improvements	6,650	47	—	6,697	5,941	72	10	117	6,130	—	567	709
Vehicles	130	—	—	130	52	—	20	13	65	—	65	78
Real Estate:
Av. de Mayo 595	7,339	—	—	7,339	1,914	—	2	66	1,980	(783)	4,576	4,630
Av. Madero 942	3,277	—	—	3,277	626	—	2	26	652	—	2,625	2,651
Bouchard 710	72,460	—	—	72,460	1,674	—	2	717	2,391	—	70,069	70,786
Constitución 1111	1,338	—	—	1,338	269	—	2	11	280	(306)	752	760
Constitución 1159	8,762	—	—	8,762	—	—	—	—	—	(6,762)	2,000	2,000
Costeros Dique IV	23,337	—	—	23,337	1,874	—	2	191	2,065	—	21,272	21,463
Dique 2 M10 (1I) Edif. A	21,184	—	—	21,184	2,164	—	2	183	2,347	—	18,837	19,020
Dock del Plata	—	26,944		26,944	—	—	2	90	90		26,854	—
Laminar Plaza	33,513	—	—	33,513	3,481	—	2	270	3,751	—	29,762	30,032
Libertador 498	51,152	—	—	51,152	8,662	—	2	409	9,071	—	42,081	42,490
Libertador 602	3,486	—	—	3,486	557	—	2	28	585	—	2,901	2,929
Stores Cruceros	293	—	—	293	—	—	2	2	2		291	293
Madero 1020	2,188	—	—	2,188	370	—	2	18	388	—	1,800	1,818
Maipú 1300	52,632	—	—	52,632	8,906	—	2	427	9,333	—	43,299	43,726
Reconquista 823	24,714	—	—	24,714	5,009	—	2	198	5,207	(143)	19,364	19,560
Rivadavia 2768	334	—	—	334	13	—	2	4	17	—	317	321
Santa María del Plata	10,513	—	—	10,513	—	—	—	—	—	—	10,513	10,513
Sarmiento 517	485	—	—	485	23	(4)	2	5	24	(373)	88	86
Suipacha 652	17,010	—	—	17,010	4,265	—	2	145	4,410	(924)	11,676	11,808

Advances (3)	—	46,245	—	46,245	—	—	—	—	—	—	46,245	—

Total as of December 31, 2006	347,937	73,745	—	421,682	51,946	103		3,203	55,252	(9,291)	357,139

Total as of June 30, 2006	349,942	1,398	(3,403)	347,937	46,040	(468)		6,374	51,946	(9,324)		286,667

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 33 (Exhibit H).
(3)	See note 24 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2006 and June 30, 2006

In thousand of pesos

Exhibit C

Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value as of December 31, 2006	Book value as of June 30, 2006	Issuer’s information (1)					(1) Interest in capital stock
							Main activity	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the period	Shareholders´ equity
Current Investment

Boden (2)	Ps./US$	0.001	1,437	0.0021	3	5
Cédulas Hipotecarias Argentina (2)	Ps.	0.001	476,336	0.0010	465	534

Total current investments as of December 31, 2006					468

Total current investments as of June 30, 2006						539

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies	Exhibit C

Unaudited Balance Sheets as of December 31, 2006 and June 30, 2006

(Continued)

In thousand of pesos

Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value at December 31, 2006	Book value at June 30, 2006	Issuer’s information						Interest in Capital Stock (1)
							Main Activity	Corporate domicile	Last financial statement
									Date	Capital stock (par value)	Income (loss) for the period	Shareholders equity
Non-current investments
Abril S.A.	Common 1 vote Irrevoc. Contrib Higher Inv. Value	5.000	1,341		(37,983) 26,374 14,089	(37,944) 26,374 14,089	Building, development and administration of country club	Bolívar 108 floor 1, Buenos Aires	12.31.05	13,410	(5,954)	38,316	50%
Pereiraola S.A.I.C.I.F.y A	Common 1 vote Irrevoc. Contrib. Higher Inv.Value	0.001	1,413,668		1,323 28 7,553	1,316 37 7,553	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	12.31.06	2,827	(62)	2,702	50%
Baldovinos S.A.	Common 1 vote	0.001	5,173,035		3,841	4,150	Real estate and building	Bolívar 108 floor 1 , Buenos Aires	12.31.06	10,346	(610)	8,361	50%
Palermo Invest S.A.	Common 1 vote Goodwill Lower Value Purchase expenses	0.001	76,685,772		203,382 (13,101) (581) 491	137,494 — (583) 493	Investment	Bolívar 108 floor 1, Buenos Aires	12.31.06	78,251	1,301	207,533	98%
Hoteles Argentinos S.A.	Common 1 vote Irrevoc. Contrib. Higher Inv. Value Purchase expenses	0.001	7,909,272		12,499 3,531 1,776 43	10,596 3,531 1,819 43	Hotel operations	Av. Córdoba 680, Buenos Aires	12.31.06	9,887	2,380	20,038	80%
Alto Palermo S.A. (2)	Common 1 vote Goodwill Higher Inv. value	0.001	48,232,656		492,414 (46,813) 24,904	495,506 (48,145) 24,904	Real estate investments	Moreno 877 floor 22, Buenos Aires	12.31.06	78,206	40,200	800,051	61.67%
Patagonian Investment S.A. (5)	Common 1 vote Purchase expenses	0.001	3,500		16 1	— —	Real estate investments	Florida 537 floor 18, Buenos Aires	12.31.06	20	3	23	70%
Llao – Llao Resort S.A	Common 1 vote Irrevoc. Contrib. Purchase expenses	0.001	14,247,506		15,237 — 194	12,321 2,397 201	Hotel operations	Florida 537 floor 18, Buenos Aires	12.31.06	28,495	1,835	30,473	50%
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		5,494	4,783	Banking	Tte. Gral Perón 655, Buenos Aires	12.31.06	62,500	(4) 570	(4) 107,146	5.10%
Ritelco S.A.	Common 1 vote Irrevoc. Contrib.	0.001	66,970,394		193,327 27,340	166,327 27,340	Investments	Zabala 1422, Montevideo	12.31.06	66,970	26,994	220,918	100%
Banco Hipotecario S.A. (3)	Common 1 vote Goodwill	0.001	10,141,015		160,883 (2,325)	151,952 (2,396)	Banking	Reconquista 151 floor 1, Buenos Aires	12.31.06	1,500,000	(4) 344,340	(4) 2,561,455	6.76%
Canteras Natal Crespo S.A.	Common 1 vote Higher Inv. value	0.001	164,794		462 5,610	543 3,809	Sale of arids	Caseros 85, Office 33 Córdoba	12.31.06	300	(398)	260	55.02%

Total as of December 31, 2006					1,100,009

Total as of June 30, 2006						1,008,510

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA´s shares at December 31, 2006 is Ps. 9.4

Quotation price of APSA´s shares at June 30, 2006 is Ps. 6.7

(3)	Quotation price of Banco Hipotecario´s shares at December 31, 2006 is Ps. 22.0

Quotation price of Banco Hipotecario´s shares at June 30, 2006 is Ps. 11.1

(4)	The amounts pertain to the financial statements of Banco Hipotecario S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles.
(5)	See Note 34 to the unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of December 31, 2006 and June 30, 2006

In thousand of pesos

Exhibit D

Items	Value as of December 31, 2006	Value as of June 30, 2006
Current Investments
Mutual funds (1)	17,519	25,779
Convertible Note APSA 2006 – Accrued interest (2)	4,393	4,428
Other investments (2)	344	439
IRSA I Financial Trust Exchangeable Certificates (2)	113	154

Total current investments as of December 31, 2006	22,369

Total current investments as of June 30, 2006		30,800

Non-current investments
Dique IV	6,704	6,704
Padilla 902 (3)	92	92
Pilar	3,408	3,408
Santa María del Plata	114,397	114,397
Caballito lands	9,223	9,223
Torres Jardín IV	3,030	3,030

Subtotal	136,854	136,854

IRSA I Trust Exchangeable Certificates	1,367	1,771
Convertible Note APSA 2006	97,183	97,944
Others investments	—	117

Subtotal	98,550	99,832

Art works	40	40

Total non-current investments as of December 31, 2006	235,444

Total non-current investments as of June 30, 2006		236,726

(1)	Includes Ps. 13,899 and Ps. 9,354 corresponding to “Dolphin Fund PLC” at December 31, 2006 and June 30, 2006, respectively, not considered cash equivalent for purposes of presenting the statement of cash flows and, Ps. 3,149 and Ps. 3,174 corresponding to the “NCH Development Partner Fund” at December 31, 2006 and June 30, 2006, respectively, not considered cash equivalent for purposes of presenting the statements of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 269. See comments in Note 1.5.i.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the six-month period ended December 31, 2006

Compared with the year ended June 30, 2006

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of December 31, 2006	Carrying value as of June 30, 2006
Deducted from assets:
Allowance for doubtful accounts (1)	216	17	(11)	222	216
Allowance for Impairment of inventories	1,010	—	—	1,010	1,010
Allowance for Impairment of fixed assets (2)	9,324	—	(33)	9,291	9,324
Allowance for Impairment of undeveloped parcels of land	269	—	—	269	269

From liabilities:
Provision for lawsuits	346	9	(349)	6	346

Total as of December 31, 2006	11,165	26	(393)	10,798

Total as of June 30, 2006	19,519	5,384	(13,738)		11,165

(1)	Increases are disclosed in Exhibit H and decreases correspond to allocations and condonations.
(2)	Decreases correspond to depreciation of the period amounting to Ps. 33 (disclosed in Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousand of pesos

Exhibit F

	December 31, 2006	December 31, 2005
I. Cost of sales
Stock as of beginning of year	134,805	22,358
Plus (less):
Purchases for the period	433	1,593
Expenses (Exhibit H)	364	325
Transfers from investments	—	57,223
Transfers from fixed assets	—	1,422
Less:
Stock as of end of the period	(113,952)	(86,104)

Subtotal	21,650	(3,183)
Capitalized interests	—	222
Plus
Cost of sales – Abril S.A.	75	482
Gain from valuation of inventories at net realizable value	6,821	4,880

Cost of sales	28,546	2,401
II. Cost of leases
Expenses (Exhibit H)	3,357	3,073

Cost of leases	3,357	3,073
III. Cost of services fees
Expenses (Exhibit H)	960	1,125

Cost of services fees	960	1,125

Total costs of sales, leases and services	32,863	6,599

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of December 31, 2006 and June 30, 2006

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of December 31, 2006	Total as of June 30, 2006
Assets
Current Assets
Cash and banks:
Cash	U$S	4,956	0.003022	(1)	15	63
Cash	Euros	1,830	0.003986	(1)	7	4
Cash	Libras	381	0.005913	(1)	2	2
Cash	Real	1,100	0.001357	(1)	1	1
Banks	U$S	468,901	0.003022	(1)	1,417	308
Banks	Euros	118,652	0.003986	(1)	473	458
Foreign accounts	U$S	3,891,099	0.003022	(1)	11,759	22,021
Investments:
Boden 2013	U$S	615	0.003022	(1)	2	2
Mutual Funds	U$S	5,797,111	0.003022	(1)	17,519	25,774
Accrued interest Convertible Note APSA 2006	U$S	1,434,743	0.003062	(1)	4,393	4,428
Banco Ciudad de Bs. As. Bond	Euros	85,000	0.003986	(1)	339	428
Banco Ciudad de Bs. As. Bond—Accrued interest	Euros	1,335	0.003986	(1)	5	11
Mortgages and leases receivables:
Mortgages receivables	U$S	477,167	0.003022	(1)	1,442	734
Mortgages receivables	Euros	—	0.003986	(1)	—	6
Debtors under legal proceeding	U$S	31,669	0.003022	(1)	96	—
Related parties	U$S	582,299	0.003062	(1)	1,783	—

Others receivable:
Prepaid expenses	U$S	187,782	0.003022	(1)	567	106
Related parties	U$S	1,089,484	0.003062	(1)	3,336	2,083
Credit default swap	U$S	71,066	0.003022	(1)	215	279
Other receivables	U$S	—	0.003022	(1)	—	33

Total Current Assets					43,371	56,741

Non-Current Assets
Investments:
Convertible Note APSA 2006	U$S	31,738,262	0.003062	(1)	97,183	97,944
Banco Ciudad de Bs. As. Bond	Euros	—	0.003986	(1)	—	117
Mortgages and leases receivables:
Mortgages receivables	U$S	253,144	0.003022	(1)	765	502
Mortgages receivables	Euros	3,750	0.003986	(1)	15	12
Related parties		586,545	0.003062	(1)	1,796	—
Other receivables:
Prepaid expenses	U$S	29,774	0.003022	(1)	90	150
Related parties	U$S	699,869	0.003062	(1)	2,143	2,110
Credit default swap	U$S	1,200,000	0.003022	(1)	3,626	3,655
Acquisition of future receivables	U$S	—	0.003022	(1)	—	12,234

Total Non-current Assets					105,618	116,724

Total Assets as of December 31, 2006					148,989

Total Assets as of June 30, 2006						173,465

Liabilities
Current Liabilities
Accounts payable	U$S	327,618	0.003062	(1)	1,003	740
Accounts payable	Euros	6,202	0.004039	(1)	25
Mortgages payables	U$S	5,006,330	0.003062	(1)	15,328	14,809
Customer advances	U$S	666,025	0.003062	(1)	2,039	10,786
Short – term debt	U$S	40,677,532	0.003062	(1)	124,554	30,065
Taxes payable	U$S	39,046	0.003062	(1)	120	180
Other liabilities
Related parties	U$S	468,873	0.003062	(1)	1,436	20,742
Guarantee deposits	U$S	193,914	0.003062	(1)	594	823
Others	U$S	63,574	0.003062	(1)	195

Total Current Liabilities					145,294	78,145

Non-current Liabilities
Accounts payable	U$S	32,481	0.003062	(1)	99	150
Mortgages payable	U$S	2,214,404	0.003062	(1)	6,781	14,722
Customer advances	U$S	814,174	0.003062	(1)	2,493	—
Long – term debt	U$S	41,696,112	0.003062	(1)	127,674	214,342
Other liabilities:
Related parties	U$S	7,897,971	0.003062	(1)	24,184	—
Guarantee deposits	U$S	498,772	0.003062	(1)	1,527	801

Total Non-current Liabilities					162,758	230,015

Total Liabilities as of December 31, 2006					308,052

Total Liabilities as of June 30, 2006						308,160

(1)	Official selling and buying exchange rate as of December 31, 2006 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

In thousand of pesos

Exhibit H

Items	Total as of December 31, 2006	Cost of leases	Cost of properties sold	Cost of services fees	Expenses			Total as of December 31, 2005
					Administration	Selling	Financing
Directors fees	1,630	—	—	—	1,630	—	—	3,051
Fees and compensations for services	1,252	—	—	—	1,252	—	—	1,118
Salaries, bonus and social security charges	4,872	—	—	—	4,872	—	—	3,230
Other expenses of personnel administration	207	—	—	—	207	—	—	90
Depreciation and amortization	3,262	2,757	—	—	413	—	92	3,373
Maintenance of buildings	1,330	600	364	—	366	—	—	774
Utilities and postage	9	—	—	—	9	—	—	5
Travel expenses	265	—	—	—	265	—	—	202
Advertising and promotion	568	—	—	—	—	568	—	210
Commissions and expenses from property sold	585	—	—	—	—	585	—	182
Traveling, transportation and stationery	96	—	—	—	96	—	—	73
Taxes	—				—	—	—	1
Subscriptions and dues	77	—	—	—	77	—	—	81
Interest and indexing adjustments	13,801	—	—	—	—	—	13,801	16,329
Bank charges	217	—	—	—	—	—	217	234
Safety box and stock broking charges	193	—	—	—	183	—	10	150
Doubtful accounts	17	—	—	—	—	17	—	9
Insurance	702	—	—	—	702	—	—	110
Security	4	—	—	—	4	—	—	1
Courses	96	—	—	—	96	—	—	11
Rents	179	—	—	—	179	—	—	203
Gross sales tax	1,548	—	—	—	—	1,548	—	590
Other	1,951	—	—	960	75	—	916	1,204

Total as of December 31, 2006	32,861	3,357	364	960	10,426	2,718	15,036	—

Total as of December 31, 2005	—	3,073	325	1,125	8,937	1,028	16,743	31,231

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of December 31, 2006 and June 30, 2006

In thousand of pesos

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
December 31, 2006
Assets
Investments	19,354	—	4,621	110	119	—	—	—	—	97,183	102,033	102,033	121,387	17,987	103,400	—
Receivables	38,303	3,387	11,721	5,688	1,416	16,235	5,422	6,095	8,679	12,928	68,184	71,571	109,874	78,361	24,247	7,266
Liabilities
Loans	—	—	55,229	9,244	9,244	94,100	46,163	81,511	—	—	295,491	295,491	295,491	9,221	146,725	139,544
Other liabilities	4,513	317	20,625	9,736	4,471	7,547	10,075	25,224	186	442	78,306	78,623	83,136	34,679	37,742	10,716

June 30, 2006
Assets
Investments	28,089	—	4,700	107	107	107	117	—	—	97,944	103,082	103,082	131,171	32,682	98,489	—
Receivables	39,599	1,732	9,303	3,080	2,775	1,219	12,806	17,391	6,621	11,979	65,174	66,906	106,505	91,475	8,020	7,010
Liabilities
Loans	—	—	12,218	5,541	9,317	9,317	123,387	55,900	34,847	—	250,527	250,527	250,527	14,243	86,328	149,956
Other liabilities	5,669	338	29,097	28,129	4,999	6,938	15,315	484	125	486	85,573	85,911	91,580	42,686	30,267	18,627

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

Concept	Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
	12.31.2006	Current	03.31.2007	06.30.2007	09.30.2007	12.31.2007
Receivables
Mortgages and leases receivables	3,377	—	2,728	380	835	692	8,012
Other receivables	10	388	8,993	5,308	581	15,543	30,823

Total	3,387	388	11,721	5,688	1,416	16,235	38,835

Liabilities
Trade accounts payable	—	2,405	5,757	50	—	50	8,262
Mortgages payable	—	—	7,343	3,791	3,872	3,954	18,960
Customer advances	—	20	3,623	164	—	—	3,807
Short and long term debt	—	—	55,229	9,244	9,244	94,100	167,817
Salaries and social security charges	—	—	749	—	487	—	1,236
Taxes payable	—	—	1,028	5,522	17	3,408	9,975
Other liabilities	317	2,079	2,125	209	95	135	4,960

Total	317	4,504	75,854	18,980	13,715	101,647	215,017

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

3.	(Continued)

	Without term (Point 3.b)	To be due (Point 3.c)
Concept	Non Current	03.31.2008	06.30.2008	09.30.2008	12.31.2008	03.31.2009	06.30.2009	09.30.2009	12.31.2009	03.31.2010
Receivables
Mortgages and lease receivables	—	874	—	922	757	—	6	—	—	—
Other receivables	37,915	374	1,101	311	1,083	2,085	1,063	2,015	926	3,985

Total	37,915	1,248	1,101	1,233	1,840	2,085	1,069	2,015	926	3,985

Liabilities
Trade accounts payables	—	—	49	—	50	—	—	—	—	—
Mortgages payable	—	4,040	2,741	—	—	—	—	—	—	—
Customer advances	—	—	2,493	—	—	—	—	—	—	—
Short and long term debts	—	9,244	9,244	9,244	18,431	18,488	18,488	18,488	26,047	—
Salaries and social security charges	—	—	—	—	—	—	—	—	—	—
Taxes payable	—	18	18	19	19	20	20	20	21	21
Other liabilities	9	111	120	202	195	192	217	436	24,298	2

Total	9	13,413	14,665	9,465	18,695	18,700	18,725	18,944	50,366	23

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

3.	(Continued)

Concept	To be due (Point 3.c)										Total
	06.30.2010	09.30.2010	12.31.2010	12.31.2011	12.31.2012	12.31.2013	12.31.2014	12.31.2015	12.31.2016	12.31.2017
Receivables
Mortgages and lease receivables	—	—	—	—	—	—	229	—	—	—	2,788
Other receivables	921	825	2,948	3,029	2,672	2,332	1,908	1,772	759	227	68,251

Total	921	825	2,948	3,029	2,672	2,332	2,137	1,772	759	227	71,039

Liabilities
Trade accounts payables	—	—	—	—	—	—	—	—	—	—	99
Mortgages payable	—	—	—	—	—	—	—	—	—	—	6,781
Customer advances	—	—	—	—	—	—	—	—	—	—	2,493
Short and long term debts	—	—	—	—	—	—	—	—	—	—	127,674
Salaries and social security charges	—	—	—	—		—	—	—	—	—	—
Taxes payable	22	22	23	98	107	116	52	—	—	—	616
Other liabilities	22	74	—	—	—	—	—	69	—	—	25,947

Total	44	96	23	98	107	116	52	69	—	—	163,610

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

4-a.	Breakdown of accounts receivable and liabilities by currency and maturity

	Current			Non-current			Total in local currency	Total in foreign currency	Total
Items	Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables
Mortgages and leases receivables	4,691	3,321	8,012	212	2,576	2,788	4,903	5,897	10,800
Other receivables	26,705	4,118	30,823	62,392	5,859	68,251	89,097	9,977	99,074

Total	31,396	7,439	38,835	62,604	8,435	71,039	94,000	15,874	109,874

Liabilities
Trade accounts payable	7,234	1,028	8,262	—	99	99	7,234	1,127	8,361
Mortgages payable	3,632	15,328	18,960	—	6,781	6,781	3,632	22,109	25,741
Customer advances	1,768	2,039	3,807	—	2,493	2,493	1,768	4,532	6,300
Short and long term debt	43,263	124,554	167,817	—	127,674	127,674	43,263	252,228	295,491
Salaries and social security charges	1,236	—	1,236	—	—	—	1,236	—	1,236
Taxes payable	9,855	120	9,975	616	—	616	10,471	120	10,591
Other liabilities	2,735	2,225	4,960	236	25,711	25,947	2,971	27,936	30,907

Total	69,723	145,294	215,017	852	162,758	163,610	70,575	308,052	378,627

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

4-b.	Breakdown of accounts receivables and liabilities by adjustment clause

	Current			Non-current			Total without adjustment clause	Total with adjustment clause	Total
Items	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables
Mortgages and leases receivables	8,012	—	8,012	2,788	—	2,788	10,800	—	10,800
Other receivables	30,823	—	30,823	68,251	—	68,251	99,074	—	99,074

Total	38,835	—	38,835	71,039	—	71,039	109,874	—	109,874

Liabilities
Trade accounts payable	8,262	—	8,262	99	—	99	8,361	—	8,361
Mortgages payable	18,960	—	18,960	6,781	—	6,781	25,741	—	25,741
Customer advances	3,807	—	3,807	2,493	—	2,493	6,300	—	6,300
Short and long term debt	167,817	—	167,817	127,674	—	127,674	295,491	—	295,491
Salaries and social security charges	1,236	—	1,236	—	—	—	1,236	—	1,236
Taxes payable	9,975	—	9,975	616	—	616	10,591	—	10,591
Other liabilities	4,960	—	4,960	25,947	—	25,947	30,907	—	30,907

Total	215,017	—	215,017	163,610	—	163,610	378,627	—	378,627

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current
Items	Accruing interest		Not Accruing interest	Total	Accruing interest		Not Accruing Interest	Total	Total accruing interest
	Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate	Total
Receivables
Mortgages and lease receivables	2,662	1,629	3,721	8,012	—	1,796	992	2,788	2,662	3,425	6,087
Other receivables	19,422	215	11,186	30,823	2,163	3,626	62,462	68,251	21,585	3,841	25,426

Total	22,084	1,844	14,907	38,835	2,163	5,422	63,454	71,039	24,247	7,266	31,513

Liabilities
Trade accounts payable	—	—	8,262	8,262	—	—	99	99	—	—	—
Mortgages payables	15,329	—	3,631	18,960	6,781	—	—	6,781	22,110	—	22,110
Customer advances	—	—	3,807	3,807	—	—	2,493	2,493	—	—	—
Short and long term debt	128,353	36,977	2,487	167,817	18,372	102,567	6,735	127,674	146,725	139,544	286,269
Salaries and social security charges	—	—	1,236	1,236	—	—	—	—	—	—	—
Taxes payable	77	—	9,898	9,975	616	—	—	616	693	—	693
Other liabilities	55	1,407	3,498	4,960	14,884	9,308	1,755	25,947	14,939	10,715	25,654

Total	143,814	38,384	32,819	215,017	40,653	111,875	11,082	163,610	184,467	150,259	334,726

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties

See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivables

December 31, 2006
Related parties:
Abril S.A.	2
Alto Palermo S.A.	370
Altocity.Com S.A.	71
Baldovinos S.A.	31
Banco de Crédito y Securitización S.A.	22
Consultores Assets Management S.A.	96
Cresud S.A.C.I.F y A.	442
Fibesa S.A.	2
Fundación IRSA	14
Hoteles Argentinos S.A.	1,710
Inversora Bolívar S.A.	566
Tarshop S.A.	59

Non—Current mortgages and leases receivables

December 31, 2006
Related parties:
Hoteles Argentinos S.A.	1,796

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

5.	(Continued)

Other current receivables

December 31, 2006
Related parties:
Abril S.A.	79
Alto Palermo S.A.	34
Consultores Assets Management S.A.	2
Cresud S.A.C.I.F y A.	24
Canteras Natal Crespo S.A.	434
Fibesa S.A.	4
Inversora Bolivar S.A.	4
Llao-Llao Resorts S.A.	10,593
Patagonian Investment S.A.	3,307
Directors	4
Advances to Managers, Directors and Staff	56

Other non-current receivables

December 31, 2006
Related parties:
Abril S.A.	20
Llao-Llao Resorts S.A.	2,143
Advances to Managers, Directors and Staff	31

Current investments

December 31, 2006
Related parties:
Alto Palermo S.A.	4,393
Banco Hipotecario S.A.	465
Dolphin Fund PLC	13,899

Non-Current investments

December 31, 2006
Related parties:
Alto Palermo S.A.	97,183

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

5.	(Continued)

Current accounts payables

December 31, 2006
Related parties:
Abril S.A.	1
Alto Palermo S.A.	857
Baldovinos S.A.	10
Cresud S.A.C.I.F. y A.	410
Inversora Bolívar S.A.	397
Llao Llao Resort S.A.	225
Nuevas Fronteras S.A.	3

Short – term debt

December 31, 2006
Related parties:
Cresud S.A.C.I.F. y A.	37,120

Other current liabilities

December 31, 2006
Related parties:
Alto Palermo S.A.	26
Hoteles Argentinos S.A.	614
Llao-Llao Resorts S.A.	33
Ritelco S.A.	793
Directors	1,438

Other non-current liabilities

December 31, 2006
Related parties:
Inversora Bolivar S.A.	9,393
Ritelco S.A.	14,791
Directors	8

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts	Accounting values	Risk covered
AV MAYO 595	3,022	4,576	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000	4,576	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,674	2,625	Fire, explosion with additional coverage and debris removal

AVDA. MADERO 942	15,000	2,625	Third party liability with additional coverage and minor risks

BOUCHARD 710	91,051	70,069	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	387	752	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000	752	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	11,635	21,272	Fire, explosion with additional coverage and debris removal

COSTEROS DIQUE IV	15,000	21,272	Third party liability with additional coverage and minor risks

DIQUE 2 M10 (1l) Edif. A	24,116	18,837	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	15,000	18,837	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	24,176	26,854	Fire, explosion with additional coverage and debris removal
DOCK DEL PLATA	15,000	26,854	Third party liability with additional coverage and minor risks
DOCK 13	61	1,595	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000	1,595	Third party liability with additional coverage and minor risks
EDIFICIOS CRUCEROS	24,034	1,858	Fire, explosion with additional coverage and debris removal

LAMINAR PLAZA	13,750	29,762	Fire, explosion with additional coverage and debris removal

LIBERTADOR 498	6,429	42,081	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	15,000	42,081	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,674	2,901	Fire, explosion with additional coverage and debris removal
LIBERTADOR 602	15,000	2,901	Third party liability with additional coverage and minor risks
MADERO 1020	2,120	1,800	Fire, explosion with additional coverage and debris removal

MADERO 1020	15,000	1,800	Third party liability with additional coverage and minor risks

MAIPU 1300	36,596	43,299	Fire, explosion with additional coverage and debris removal
MAIPU 1300	15,000	43,299	Third party liability with additional coverage and minor risks
MINETTI D	112	72	Fire, explosion with additional coverage and debris removal
MINETTI D	15,000	72	Third party liability with additional coverage and minor risks

RECONQUISTA 823	26,140	19,364	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	15,000	19,364	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	391	317	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	15,000	317	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	462	16,504	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	112	10,513	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	15,000	10,513	Third party liability with additional coverage and minor risks
SARMIENTO 517	67	88	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000	88	Third party liability with additional coverage and minor risks
SUIPACHA 652	20,550	11,676	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000	11,676	Third party liability with additional coverage and minor risks
TORRES JARDIN	837	169	Fire, explosion with additional coverage and debris removal
TORRES JARDIN	15,000	169	Third party liability with additional coverage and minor risks

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2006

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	In accordance with what was stipulated in loan agreements, the Company shall not distribute dividends until these obligations be cancelled.

Buenos Aires, February 9, 2007

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Current Assets	583,165	457,479	303,105	286,267	338,706
Non-Current Assets	2,516,141	2,165,252	2,042,997	1,860,753	1,784,376

Total	3,099,306	2,622,731	2,346,102	2,147,020	2,123,082

Current Liabilities	756,968	441,178	331,753	179,699	142,627
Non-Current Liabilities	350,768	440,294	543,767	642,796	855,753

Subtotal	1,107,736	881,472	875,520	822,495	998,380

Minority interest	414,993	493,903	430,009	452,475	479,334
Temporary differences in valuation of hedge derivate instruments	—	—	—	—	—

Shareholders’ Equity	1,576,577	1,301,356	1,040,573	872,050	645,368

Total	3,099,306	2,622,731	2,346,102	2,147,020	2,123,082

3.	Consolidated result structure as compared with the same period for the four previous years.

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Operating income (loss)	105,865	85,632	59,323	24,470	3,115
Amortization of goodwill	(498)	(553)	(981)	(1,485)	(2,414)
Financial results	12,059	(32,324)	(9,744)	33,970	208,107
Gain (loss) in equity investments	15,034	28,539	49,502	(8,909)	(3,071)
Other income and expenses, net	(7,252)	(4,993)	(4,939)	195	11,091

Net income before taxes	125,208	76,301	93,161	48,241	216,828
Income tax/ Asset tax	(37,878)	(33,583)	(29,609)	(14,427)	(23,333)
Minority interest	(21,210)	(13,732)	(6,792)	(1,401)	(27,945)

Net income	66,120	28,986	56,760	32,413	165,550

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Apartments & Loft Buildings
Alto Palermo Park	—	63	—	—	921
Edificios Cruceros	3,262	—	—	—	—
Palacio Alcorta (1)	—	22,986	—	—	1
Torres de Abasto	—	—	11	—	444
Torres Jardín	—	—	—	—	113
Other	—	—	—	112	407

Residential Communities
Abril / Baldovinos (2) (3)	1,121	2,823	1,519	2,588	7,400
Villa Celina I,II and III	—	—	—	—	28
Villa Celina IV and V	—	—	—	23	—

Undeveloped parcel of lands
Canteras Natal Crespo	59	—	—	—	—
Others	—	—	—	—	—

Other
Alsina 934	—	1,833	—	—	—
Constitución 1111	—	—	—	—	1,988
Dique II	—	—	—	5,211	—
Dique III	26,206	—	23,624	—	—
Libertador 498	—	—	—	—	2,313
Madero 1020	—	—	1,806	4,774	5,626
Madero 940	—	—	—	—	1,649
Other	105	1	—	312	827

	30,753	27,706	26,960	13,020	21,717

(1)	Through Alto Palermo S.A.
(2)	It corresponds to local comercial of April that belong 50% to IRSA and 50% to IBSA.
(3)	Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	December 31, 2006		December 31, 2005		December 31, 2004		December 31, 2003		December 31, 2002
Liquidity ratio
Current Assets Current Liabilities	583,165 756,968	= 0.77	457,479 441,178	= 1.04	303,105 331,753	= 0.91	287,934 179,699	= 1.60	338,706 142,627	= 2.37

Indebtedness ratio
Total liabilities Shareholders’ Equity	1,107,736 1,576,577	= 0.70	881,472 1,301,356	= 0.68	875,520 1,040,573	= 0.84	822,495 872,050	= 0.94	998,380 645,368	= 1.55

Solvency
Shareholders’ Equity Total liabilities	1,576,577 1,107,736	= 1.42	1,301,356 881,472	= 1.48	1,040,573 875,520	= 1.19	872,050 822,495	= 1.06	645,368 998,380	= 0.65

Immobilized Capital
Non-Current Assets Total Assets	2,516,141 3,099,306	= 0.81	2,165,252 2,622,731	= 0.83	2,042,997 2,346,102	= 0.87	1,859,086 2,147,020	= 0.87	1,784,376 2,123,082	= 0.84

6.	Brief comment on the outlook for the coming year.

See Attached.

BUSINESS OVERVIEW

(As of December 31, 2006)

We are very pleased to announce the results for the second quarter of fiscal year 2007, since once again we can inform a significant improvement in the results for the period as well as new acquisitions and developments of our business lines: office buildings, shopping centers, developments and undeveloped parcels of land and hotels. These significant investments are the result of the expansion strategy informed in the last fiscal years, as well as of the positive trend of the Argentine economy.

As regards the Office segment, through the acquisition of Dock del Plata, the purchase option entered into in connection with Edificio República and the offer submitted and accepted as regards the purchase of Bouchard Plaza, three premium office buildings in the City of Buenos Aires will allow us to achieve a 20% market share. In turn, during the next months, we will begin to develop a new office building in Dique IV in one of our undeveloped parcels of land. The important growth of prices in the office market is closely related to the scarce availability of class A or higher class offices which has generated a very significant sustained growth of the rent since the 2001 Argentine crisis. However, as of the date hereof, rental prices are below pre-crisis levels.

In line with the growth strategy of the Shopping Center segment, our subsidiary Alto Palermo S.A. (APSA), has acquired Córdoba Shopping Villa Cabrera in the city of Córdoba. Furthermore, APSA purchased the real estate property on which part of the shopping center “Patio Olmos” operates. Once again, continuing with the turnover of our land reserves, we will develop, through Panamerican Mall S.A. (a company recently incorporated in which we have an 80% interest) a shopping center and residential complex in the neighborhood of Saavedra, in the City of Buenos Aires. This development is one of the most significant projects of the Company.

As regards the hotel business unit, the Company has made several investments in the two hotels that it controls in the City of Buenos Aires in order to improve their image. We also continued with the enlargement works at Llao Llao Hotel, through the construction of 52 new suites.

Finally, and taking advantage of the significant growth of the local market, we are preparing to launch new housing projects which accelerate the turnover of our undeveloped parcels of land portfolio. To commence with such process, we have acquired, through our subsidiaries, two adjacent plots in Vicente López, Province of Buenos Aires, which have an aggregate area of 22,063 sqm. In both real properties, already unified, we plan to develop a new concept of residential complex, which will allow for the expansion of the public spaces. Such project shall be one of the most significant residential developments in the Province of Buenos Aires. Taking into account the sustained increase in the demand of residential spaces in Puerto Madero area, we launched the sale of Tower 1 of Torres Renoir, Dique III, where the first bills of sale have been entered into.

The above mentioned investments, particularly the ones in the office and shopping center segments, as well as the new residential developments will generate significant additional income and will further consolidate our position in the Argentine real estate market.

Macroeconomic Context

After another year of strong growth, at the end of calendar year 2006, the Argentine economy showed an 8.4% increase in the Gross Domestic Product (GDP). Therefore, the GDP consolidates its fourth consecutive year of growth over 8%, with an accumulated variation of 40.5% during such period.

Public finances continued to show a favorable evolution during calendar year 2006. Public income recorded a 26.6% inter-annual increase, while the spending recorded a 28.8% increase, generating a margin in the primary result of the public accounts of 3.5% of the GDP. On the other hand, debt services decreased 0.7%. As a result of these factors, the consolidated public sector registered a 1.7% financial surplus during the 2006 calendar year as compared to the 2.0% financial deficit as a percentage of GDP registered in calendar year 2002. This improvement in the public sector budget gives rise to moderate financial obligations during the next years.

Once again, the monetary policy focused on the encouragement of the aggregate demand through low interest rates and an increase in money stocks, which also translated into a greater accumulation of reserves by the Argentine Central Bank (BCRA). The level of reserves as of December 31, 2006, amounted to US$32.037 billion.

As regards external accounts, Argentina registered during calendar year 2006 a US$12,410 billion surplus in its trade balance. Such surplus is comprised of an increase in exports from US$40,013 billion in calendar year 2005 to US$46,569 billion in calendar year 2006, which implied a 16.4% positive variation, and of an increase in imports from US$28,691 billion in calendar year 2005 to US$34,159 billion in calendar year 2006, which translated into a 19% positive variation.

The aggregate consumption is once again the largest component of the GDP growth, with a contribution of 68% in its variation during calendar year 2006. Aggregate consumption accumulates a 35% increase for the four-year period after the 2002 crisis and reaches record levels. Within private consumption, one of the main drivers of this expansion were the sales in the Shopping Centers, which registered a 24.6% inter-annual growth at current seasonal prices, accumulating a 90% growth during the last four calendar years. This is mainly due to the medium-low income population sectors greater access to such centers, as well as the significant growth of foreign tourism.

The consumer price index (CPI) published by the INDEC registered a 9.8% accumulated annual variation as of December 31, 2006; in this context, the 19.9% increase in Education and the 14.6% in Clothing should be highlighted. Notwithstanding a significant 2.5% improvement as compared to the 12.3% inflation rate registered in calendar year 2005, the economic analysts continue to observe the inflation problem as one of the main challenges for the government during the next years, while its efforts to control price levels create more distortions.

Construction continues to be one of the main components of growth, representing 68% of total investment during calendar year 2006 and explaining the 58% accumulated increase therein during the last four calendar year years. In the twelve-month period ended December 31, 2006, the summary indicator of construction activities (ISAC in Spanish) prepared by the National Institute of Statistics and Census (INDEC) showed a 15.2% increase as compared to the same period of the previous year.

The hotel segment, and five stars hotels in particular, have benefited in these last four years by the favorable exchange rate resulting from the 2002 devaluation and by the increase in the number of tourists with high purchasing power. As regards the office segment, the occupancy rate registered an increase with its consequent positive impact in rental prices. This phenomenon was due to the recovery in the industrial and commercial activity and to the favorable relation between the cost and the services supplied by the city of Buenos Aires as compared with other Latin American cities.

The non-seasonal sales at constant prices in Shopping Centers registered a 0.5% decrease as compared to November 2006. However, the trend continues to be promising, since the inter-annual evolution registered a 4.8% positive variation.

In this macroeconomic context, we registered a significant improvement in our operating results which amounted to Ps.105.9 million as of December 31, 2006, as compared to Ps.85,6 million as of December 31, 2005. This represents a 23.7% increase.

The Company’s revenues increased 32.7%, from Ps.256.4, million as of December 31, 2005 to Ps. 340.3 million as of December 31, 2006, as a result of an increase of (i) Ps.61.0 million in the Shopping Center segment, (ii) Ps.3.0 million in the sales and developments segment, (iii) Ps.9.6 million in the hotel segment, (iv) Ps.9.6 million in the office and other rental properties segment and (v) Ps. 0.6 in financial and other operations.

As a result of the increase in our main business segments, the net results for the six-month period ended December 31, 2006 registered a Ps.66.1 million gain as compared to a Ps.29.0 million gain registered during the same period of fiscal year 2006. This increase in net results is mainly due to: (i) a financial gain derived from an increase in the financial operations results and a lesser exchange difference loss as a result of the appreciation of the peso against the dollar during the second quarter of the fiscal year under consideration, and (ii) a lesser result derived from our interest in our subsidiaries.

Financial results registered a Ps.12.1 million gain as compared to a Ps.32.3 million loss registered in the same semester of fiscal year 2006. The difference is mainly explained by a significant increase in the financial operations results, which increased from a Ps.4.7 million gain recorded during the first semester of fiscal year 2006 to a Ps.28.4 million gain recorded during the six-month period ended December 31, 2006. Furthermore, there was a significant decrease in the exchange difference losses, from a Ps.13.3 million loss registered during the first semester of fiscal year 2006 to a Ps.0.3 million loss for the six-month period ended December 31, 2006, mainly as a result of the exposure of our liabilities in dollars.

Finally, the results of this semester were driven in a lesser extent by the gain generated by our related companies, from a gain of Ps.28.5 million as of December 31, 2005 to a gain of Ps.15.0 million during the six-month period ended December 31, 2006. This decrease is mainly attributable to lower results generated by our related company Banco Hipotecario S.A., which amounted to Ps.15.5 million as of December 31, 2006 as compared to Ps. 27.7 million registered as of December 31, 2005.

First semester of fiscal year 2007 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the six-months period ended December 31, 2006, income from rental properties totaled Ps.23.0 million, registering a 71.6% increase as compared to Ps.13.4 million registered in the same period of fiscal year 2006. Occupancy levels of our office buildings continued to recover significantly, reaching 98% as of December 31, 2006, as compared to 92% registered as of the same date of the previous year.

The sustained increase in demand for rental space and the scarce supply of new spaces gave rise to a price recovery. Foreign capital oil companies and service companies demanded greater spaces in our properties, which demand is in accordance with market trends that reflect a largest interest of foreign companies to establish offices and branches or to expand their activities in Argentina based on the opportunities offered by the country. Among the benefits provided by the city of Buenos Aires, the following should be highlighted: the significant training and professionalism of the local work force, the higher security offered by our city as compared to other Latin American cities, the similarity of the time zones as compared to the main U.S. cities, and the comparative advantages as regards operation costs.

The promising future of this business segment encouraged us to make significant acquisitions during the first semester, adding the following properties to our office portfolio:

Dock del Plata. On November 15, 2006, we acquired for an aggregate price of US$ 8.8 million, offices, stores and parking lots pertaining to Edificio Dock del Plata. This is a class A+ property with a 7,921 sqm. gross rental area located in the exclusive Puerto Madero area. Simultaneously, the Credit Default Swap agreement with Credit Suisse was cancelled, allocating to the purchase of this real property the US$4.0 million related to such agreement. The remaining balance was paid in cash.

Edificio República. On December 22, 2006, we entered into a purchase option with Banco Comafi S.A., as trustee of “Fideicomiso República” trust, for US$74.0 million in connection with a building located in the city of Buenos Aires known as Edificio Tucumán 1 – República, recently acquired by the trustee through a public auction. This is a 20-storey class AAA office building designed by architect Cesar Pelli which constitutes a true has ship feature of the City of Buenos Aires. The building has a 19,800 sqm. gross rental area. This option is subject to certain conditions: (i) the option shall be exercised within a 60-day term as from the fulfillment of certain requirements as regards the trustee’s ownership of the building, (ii) the title deed shall be executed within a 90-day term as from the exercise of the option, and (iii) 50% of the purchase price shall paid on the date of execution of the title deed and the remaining 50% shall be paid in five annual installments, with a fixed 8% interest rate, payable semi-annually, and a mortgage shall be created on the real property. Furthermore, during the term of this option, the trustee also has an option to sale Edificio República to our Company under the same conditions described above.

Edificio Bouchard Plaza. On December 28, 2006, we submitted a bid, as agent, before Banco Rio de la Plata S.A., in its capacity as trustee of “Fideicomiso Financiero Edificio La Nación”, to acquire Edificio Bouchard Plaza, the main asset of the trust. The offer consists in the acquisition, as agent, of the building, and the assumption, as assignee, of all the rental agreements in force as of the date of the acquisition in relation to all and every part of the building. On the same date, we were informed about the acceptance of our offer. The price offered by us amounted to US$84.1 million, of which Ps.46.2 million were paid at the time of the offer. The title deed shall be executed by the parties no later than March 2007. As of the date hereof, the Company has not appointed principals in connection with the acquisition and is analyzing several alternatives in connection with this real property, including the possibility to purchase it in association with third parties. This real property, known as Edificio Bouchard or Edificio La Nación, is a 20-storey class AAA office building, located at downtown Buenos Aires, and has a 33,324 sqm. gross rental area.

Edificio Intercontinental Plaza. As a result of the transaction entered into with GSEM/AP Holding L.P., the Company acquired 33% of Edificio Intercontinental Plaza, which has a 22,535 sqm. leaseable area. This is a 24-storey building located next to Hotel Intercontinental, in the historical neighborhood of Monserrat, at downtown Buenos Aires, and has an average area of 900 square meters per floor, with 324 parking lots.

It should be highlighted that these acquisitions will imply an increase of more than 70% in the A and AAA office rental area of our portfolio, and thus the Company’s market share in this segment will be 20%. To have an idea of the volume and significant impact of these acquisitions on the Company’s results, we can take into account that the monthly rent per square meter of premium offices with similar characteristics to the ones purchased has a current value of US$/sqm. 30 to US$/sqm. 35, similar values to those registered before the 2001 Argentine crisis.

Below is information on our office space as of December 31, 2006.

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated Rental Income as of December 31, for fiscal period Ps./000 (4)			Book Value Ps./000 (5)
						2007	2006	2005
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100%	100%	925	4,558	2,351	2,254	65,516
Dock Del Plata	11/15/06	7,921	100%	100%	345	684	—	—	26,854
Libertador 498	12/20/95	10,533	88.33%	100%	533	2,747	1,754	1,465	42,081
Maipú 1300	09/28/95	10,280	97.52%	100%	501	2,688	1,600	1,307	43,299
Laminar Plaza	03/25/99	6,521	100%	100%	374	2,301	1,163	1,179	29,762
Reconquista 823/41	11/12/93	5,016	96.24%	100%	162	158	—	—	19,364
Suipacha 652/64	11/22/91	11,453	100%	100%	182	860	596	260	11,676
Edificios Costeros	03/20/97	6,389	97.62%	100%	136	1,492	791	615	18,837
Costeros Dique IV	08/29/01	5,437	96.01%	100%	214	881	829	627	21,272
Bouchard 710	06/01/05	14,280	100%	100%	758	4,240	2,517	N/A	70,069
Madero 1020	12/21/95	215	100%	100%	8	47	29	22	1,800
Others (7)	N/A	3,677	100%	N/A	108	634	511	397	10,507

Subtotal		104,257	98.09%		4,246	21,290	12,139	8,125	361,037

Other Properties
Commercial Properties (8)	N/A	642	74.69%	N/A	21	116	126	85	2,137
Thames (6)	11/1/97	33,191	100%	100%	51	304	304	276	3,033
Santa María del Plata S.A.	7/10/97	60,100	100%	100%	67	593	298	—	10,513
Other Properties (9)	N/A	2,072	100%	N/A	5	30	184	115	2,516

Subtotal		96,005	99.83%	N/A	144	1,043	912	476	18,199

Related Fees	N/A	N/A	N/A	N/A	N/A	655	342	261	N/A

TOTAL OFFICES AND OTHER (10)	N/A	200,262	98.93%	N/A	4,390	22,989	13,394	8,862	379,236

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 12/31/06 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768, and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Crucero I, Retail stores in Abril and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through Inversora Bolivar S.A) and Constitución 1159 (through IRSA).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers – Alto Palermo S.A (“APSA”).

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company which operates our shopping centers, in which we had a 61.67% as of December 31, 2006.

Net income for the semester was Ps.40.2 million, compared to Ps. 23.3 million recorded in the same period of the previous year. In terms of percentages, this improvement stands for a 72.6% increase.

Total revenues as of December 31, 2006, amounted to Ps. 282.4 million, i.e., 53.1% higher than the total revenues recorded in the same period of the previous year. This increase is mainly due to the income derived from the sale of the General Paz plot, the excellent situation currently experienced by our shopping centers and to a 61.8% increase in the income generated by our subsidiary Tarshop S.A.

Gross profit for the period showed a major 35.6% increase, from Ps. 109.5 million in the second quarter of fiscal year 2006 to Ps. 148.5 million in the same period of fiscal year 2007. Thus, the consolidated operating income for the period registered a gain of Ps. 84.9 million as compared to Ps. 73.7 million registered in the same period of the previous year, which stands for a 15.1% increase.

EBITDA1 for the six-month period totaled Ps. 117.6 million representing a 11.7% increase as compared to the EBITDA for the same period of the previous year.

During the six-month period ended December 31, 2006, our tenants’ sales have continued to grow, reaching Ps. 1,422.5 million, 22.5% higher in nominal terms than those recorded in the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we had been able to maintain an occupancy rate of 99.1%. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers’ portfolio.

New commercial project. During December 2006, Alto Palermo S.A. (APSA) entered into several agreements in connection with the construction, marketing and management of a new commercial project that will be developed in the neighborhood of Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA), a recently incorporated company in which APSA has an 80% interest.

In connection with this new development, Alto Palermo S.A. made a capital contribution to PAMSA for Ps.158.3 million and sold to such company the plot of land on the streets Posta, Pico and Arias (timely acquired from Philips Argentina S.A.) for an amount of Ps.59.9 million. Furthermore, APSA has committed to make future capital contributions to PAMSA for a maximum amount of up to US$37.8 million, in order to finish the works and secure the start-up and operation of the Shopping Center.

The other shareholder of PAMSA is Centro Comercial Panamericano S.A., who holds the remaining 20% of the shares. This company sold to PAMSA the plot located on the streets Melian, Vedia and Arias (adjacent to the plot sold by APSA) for an aggregate amount of Ps.61.5 million and committed to make capital contributions in connection with the termination of the works and the start-up of the Shopping Center, for a maximum amount of up to US$9.4 million.

The project includes the construction of a shopping center, a supermarket, cinemas and an office building. This development is one of the most significant projects to be conducted by the Company.

Acquisition of Córdoba Shopping. On July 7, 2006, the Company entered into an agreement with Grupo Roggio, by means of which, subject to a due diligence process, all the shares of Empalme S.A., owner of Córdoba Shopping Villa Cabrera, were transferred to APSA and Shopping Alto Palermo S.A. (subsidiary of APSA).

On December 18, 2006, the operation was approved by the Comisión Nacional de Defensa de la Competencia (Federal Trade Commission) through resolution SCI No. 67 of the Trade Secretariat and, therefore, the Company began to manage the premises.

The price of the transaction was set in a gross amount of US$12.0 million, plus a variable amount derived from the post-closing adjustment (originally set forth in the agreement) which was established in the sum of Ps.4.0 million. As of the date of these financial statements, APSA and SAPSA have paid the amount of US$4.0 million and the amount pertaining to the post-closing adjustment; the outstanding balance amounts to US$8.0 million.

Córdoba Shopping Villa Cabrera has a total area of 35,000 sqm., with 160 shops, 12 cinemas and parking space for 1,500 vehicles and is located in Villa Cabrera neighborhood in the city of Córdoba. This investment is an opportunity for APSA to grow in the shopping center segment, in line with its strategy of expanding and gaining foothold in the main cities of the Argentine provinces.

Acquisition of a real estate property in the Province of Córdoba. In November 2006, Alto Palermo S.A. participated in a public bid conducted by Corporación Inmobiliaria Córdoba S.A. in connection with the sale of the property known as “Edificio Ex Escuela Gobernador Vicente de Olmos”, located in the city of Córdoba. The building has a 5,147 sqm. area where part of the “Patio Olmos” shopping center operates, developed in four commercial floors and two parking basements. The shopping center, which also occupies two adjacent properties, has cinemas and a commercial annex, both linked to the bid sector which are related by easement agreements.

[1]

EBITDA represents the net results plus the accrued interest charge, income tax, depreciation and amortization charges, income/(loss) from permanent investments, third parties’ interests in subsidiaries and all the items not entailing movements of funds and any extraordinary or non-recurring income/(loss) .

EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

The offer submitted by the Company for the purchase of this real property amounted to Ps. 32.5 million. On November 20, 2006, we were notified of the award of the bid to APSA. Ps. 9.8 million, pertaining to 30% of the aggregate amount to be disbursed, were timely paid, in accordance with the bidding terms. The balance shall be paid at the time of execution of the title deed, which, as of the date of these financial statements, has not been granted.

Furthermore, on January 15, 2007, we were notified by the Comisión Nacional de Defensa de la Competencia (Federal Trade Commission) about two claims filed with this authority by an individual and by the licensee of the shopping center in connection with this operation. On February 1, 2007 we answered such claims. As of the date hereof, we have not been informed of any decision in this regard.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which we have an 80% interest.

The favorable context and successful performance of our credit card business unit caused Tarshop S.A. to record a gain of Ps. 9.0 million for the first semester of fiscal year 2007, representing a 28.6% increase as compared to a gain of Ps. 7.0 million recorded in the same period of the previous year.

Net revenues posted a significant increase of 61.8%, from Ps. 55.2 million during the first semester of fiscal year 2006 to Ps. 89.3 million during the same period of fiscal year 2007. In addition, the operating results increased 31.3% to Ps. 17.0 million.

The credit portfolio including securitized coupons as of December 31, 2006 amounted to Ps. 558.0 million, 125.5% higher than the Ps. 247,5 million portfolio as of December 31, 2005.

In the area of collections, short-term delinquency at December 31, 2006 was 9.8%.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	APSA’s Effective Interest (8)	Accumulated Rental Income as of December 31, for fiscal periods Ps./000 (3)			Book Value Ps./000 (4)
					2007 (10)	2006 (11)	2005
Shopping Centers (5)
Alto Palermo	12/23/97	18,270	100%	100.0%	28,878	23,966	18,161	184,885
Abasto	7/17/94	39,486	100%	100.0%	27,707	21,677	16,982	191,293
Alto Avellaneda	12/23/97	27,251	97%	100.0%	16,069	12,285	9,371	86,650
Paseo Alcorta	06/06/97	14,794	99%	100.0%	15,862	12,230	9,917	60,787
Patio Bullrich	10/01/98	10,752	100%	100.0%	12,707	10,474	8,597	106,027
Nuevo NOA Shopping	03/29/95	18,831	99%	100.0%	3,261	2,465	1,768	28,077
Buenos Aires Design	11/18/97	14,598	100%	53.68%	5,153	4,210	3,439	17,239
Alto Rosario	11/9/04	30,023	100%	100.0%	7,594	5,750	1,183	84,837
Mendoza Plaza	12/2/04	39,465	98%	85.4%	8,678	6,864	2,671	90,739
Fibesa and others (6)				100.0%	7,894	29,340	5,883
Revenues from Tarjeta Shopping				80.0%	89,296	55,197	25,648
Neuquen (9)	7/6/99		N/A	98.40%	N/A	N/A	N/A	10,012
Panamerican Mall (12)	1/12/06	28.741	N/A	80.0%	N/A	N/A	N/A	123,568
Córdoba Shopping – Villa Cabrera	31/12/06	35.000	99%	100.0%	N/A	N/A	N/A	50,862

GENERAL TOTAL (7)		277,211	99.1%		223,099	184,458	103,620	1,034,976

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents according to RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.

(8)	APSA’s effective interest in each of its business units. IRSA has a 61.67% interest in APSA.
(9)	Plot for the development of a Shopping Center.
(10)	Does not include RT4 accounting deletions for Ps.579,000.
(11)	Includes Ps.23 million pertaining to the sale of Alcorta Plaza Plot; such sale is recorded in Note 4 to IRSA’s Consolidated Financial Statements, under the item “Sales and Developments”.
(12)	The project includes the construction of a shopping center, a supermarket, a cinema complex and one office building and/or residential complex.

III. Sales and Developments

In the six-month period ended December 31, 2006, the sales and developments segment recorded a significant growth in revenues of Ps.30.8 million, as compared to Ps.27.7 million recorded in the same period of the previous year, representing a 11.0% increase as compared with the same period of fiscal year 2006. Below is a description of the main developments of the Company:

Barrio Chico (formerly San Martín de Tours). This is a unique project in Barrio Parque, the most exclusive residential area in the city of Buenos Aires. Sales in this project were launched in May 2006, with a high degree of success. Previously, efforts were made to develop the image of the product, choosing the name “Barrio Chico”, accompanied by advertising in the most important printed media. As of December 31, 2006, the project has been finished and four units are pending sale.

Cruceros, Dique II. This is a unique project in Puerto Madero area consisting in an apartment building with a surface area of 6,400 sqm. of which 3,633 sqm. are owned by the Company. Works are fully completed. As of December 31, 2006, three units are pending sale.

Torres Renoir, Dique III. In view of the steady demand for residential properties in the area of Puerto Madero, during fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 floors. In the light of the development boom in this area, the project has aroused great expectations in the market, given its outstanding features. On September 30, 2006, in view of the market’s interest in this project, sales were launched in Tower 1, whose degree of progress was 65%, and during the second quarter of fiscal year 2007 the first bills of sale were entered into. As regards Tower 2, the project plans were filed with the Municipality.

Caballito. On May 4, 2006 we entered into a US$7.5 million swap agreement with Koad S.A. (Koad) whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and liability, a residential complex known as “Cabalito Nuevo”. In consideration for it, Koad paid to us US$0.05 million, while the US$7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards for prompt delivery.

Besides, Koad created a US$7.45 million mortgage on the property as security for the transaction and took two performance bonds for US$2.0 million and US$0.5 million.

Benavidez, Tigre. Benavidez is an undeveloped 99.8 hectare plot located in the area of Tigre, 35 kilometers north from downtown Buenos Aires. In this property we plan to develop a gated residential complex that will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. Given the rise in the values of land in the Northern area of the Province of Buenos Aires, particularly in the area in which the development is located, our expectations regarding the sales of the lots to be received pursuant to the swap agreement are highly positive.

Canteras Natal Crespo, Province of Córdoba. During the quarter under consideration, 34,710 shares of the company Canteras Natal Crespo S.A. were acquired for an aggregate price of Ps.1.83 million. Therefore, our Company holds a 55.02% interest in said company. Canteras Natal Crespo S.A. is a company domiciled in the province of Córdoba, whose main corporate purpose shall be the urbanization of own or third-party lands, gated communities, lots for sale or lease, development of quarries, real estate transactions and construction of housing units.

The preliminary guidelines for the development of the project were designed during the period. As from the moment in which the Chilean architecture firm URBE was hired, progress was made in the design of the Master Plan draft project. The development will offer a luring, diversified suite of residential plots and low and medium density housing areas, social and commercial areas. Each of the neighborhoods will have full-service infrastructure. The project will stand out for being embedded in the unique hillside setting of Sierras Chicas, in the Province of Córdoba.

Vicente Lopez Residential Project. On April 6, 2006, we entered into an agreement, as agent, in connection with the purchase of all the shares of Rummaala S.A., whose main asset is a plot with a net area of 13,651 sqm. located in Vicente Lopez, Province of Buenos Aires, and another agreement with Verdier S.A. in connection with the acquisition of plot of land with a net area of 8,412 sqm. adjacent to Rummaala’s plot. The closing of both transactions was subject to, among other conditions precedent, the approval of the Comisión Nacional de Defensa de la Competencia (Federal Trade Commission), which was granted on December 27, 2006. On January 16, 2007, the company appointed one of its subsidiaries, Patagonian Investment S.A., as principal to acquire 90% of Rummaala S.A., and Ritelco, to acquire the remaining 10%; furthermore, Rummaala S.A. was appointed as principal to acquire the Verdier S.A.’s plot. In both real properties, already unified, we plan to develop a new concept of residential complex, which will allow for the expansion of the public spaces. Such project shall be one of the most significant residential developments in the Province of Buenos Aires.

Dique IV. This is a 18,370 sqm. plot located in Puerto Madero area, on which an 8-floor class A+ office building will be built. Works will commence during the third quarter of fiscal year 2007. In the light of the development boom in Puerto Madero area, we hope that this project will be successful.

El Rancho, San Carlos de Bariloche. On December 14, 2006, we acquired through our hotel operator subsidiary Llao Llao Resorts S.A., a 129,533 sqm. plot located in the city of San Carlos de Bariloche, in the Province of Rio Negro. The total price for the operation amounted to US$7.0 million, of which US$4.2 million were paid in cash and the balance of US$2.8 million was financed through a mortgage payable in 36 equal, consecutive and monthly installments of US$0.086 million each. The plot is located in the shore of Gutiérrez Lake, in an unequalled natural frame, and has a 1,000 sqm. chalet designed by architect Ezequiel Bustillo.

Below is a detail of property being developed by IRSA as of December 31, 2006.

Development Properties

	Date of Acquisition	Estimated / Real Cost ´(Ps. 000) (1)	Area intended for sale (sqm.) (2)	Total Units or Lots (3)	IRSA’s Effective Participation	Percentage Built	Percentage Sold (4)	Acum. Sales ´ (Ps,000) (5)	Accumulated Sales as of December 31 for fiscal years (6) (Ps. 000)			Book Value ´(Ps. 000) (7)
									07	06	05
									´(Ps. 000)	´(Ps. 000)	´(Ps. 000)
Residential Apartments
Torres Jardín	7/18/96	56,579	32,339	490	100%	100%	97.4%	70,049	—	—	—	472
Torres de Abasto (8)	7/17/94	74,810	35,630	545	62%	100%	100%	109,266	—	—	11	312
Edificios Cruceros	7/22/03	5,740	3,633	40	100%	100%	65.6%	13,293	3,262	—	—	1,858
Barrio Chico (formerly San Martín de Tours)	03/2003	12,171	2,891	20	100%	100%	0%	—	—	—	—	16,504
Minetti D	12/20/96	15,069	6,913	70	100%	100%	98.9%	11,626	—	—	—	72
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100%	100%	100%	47,530	—	63	—	—
Torre Caballito Mz 36 (15)	11/3/97	22,815	6,833	118	100%	0%	0%	—	—	—	—	22,663
Torres Renoir (15)	9/9/99	22,861	5,383	28	100%	63%	0%	—	—	—	—	27,151
Torres Renoir II (15)	11/3/97	41,808	6,294	37	100%	0%	0%	—	—	—	—	41,808
Otros (10)		31,245	18,151	163	N/A	N/A	100%	36,222	—	—	—	13

Subtotal		319,054	128,555	1,583	N/A	N/A	N/A	287,986	3,262	63	11	110,853

Residential Communities
Abril/Baldovinos (11)	1/3/95	130,955	1,408,905	1,273	100%	100%	95.5%	218,437	1,121	2,823	1,519	8,083
Benavides (15)	11/18/97	20,544	989,423	110	100%	68%	100%	11,830	—	—	—	8,542
Villa Celina I, II y III	5/26/92	4,742	75,970	219	100%	100%	98.9%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100%	100%	100%	9,505	—	—	—	—
Other lands		—	—	—	N/A	—	—	—	—	—	—	—

Subtotal		158,691	2,532,671	1,783	N/A	N/A	N/A	253,724	1,121	2,823	1,519	16,668

Land Reserves
Puerto Retiro (9)	5/18/97	—	82,051	—	50%	0%	0%	—	—	—	—	46,443
Caballito	11/3/97	—	20,968	—	100%	0%	40.1%	22,815	—	—	—	9,223
Santa María del Plata	7/10/97	—	675,952	—	100%	0%	0%	—	—	—	—	114,397
Pereiraola (11)	12/16/96	—	1,299,630	—	100%	0%	0%	—	—	—	—	21,875
Dique 4 (ex Soc del Dique)	12/2/97	—	4,653	—	100%	0%	50.0%	12,310	—	—	—	6,704
Canteras Natal Crespo	7/27/05	—	4,320,000	—	55%	0%	0%	134	59	—	—	6,328
Alcorta Plots	7/7/98	—	1,925	—	68%	0%	100%	22,969	—	22,986	—	—
Others (12)			3,535,391		N/A	—	19.8%	—	—	—	—	85,169

Subtotal			9,940,570		N/A	N/A	N/A	58,228	59	22,986	—	290,139

Others
Alsina 934	8/20/92	705	3,750	1	100%	100%	100%	11,745	—	1,833	—	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	100%	16,471	—	—	1,806	—
Dique 3	9/9/99	25,836	10,474	3	100%	0%	100%	91,638	26,206	—	23,624	—
Other Properties (13)		23,871	11,352	61	N/A	100%	95.7%	30,415	105	1	—	1,595

Subtotal		66,420	30,632	73	N/A	N/A	N/A	150,269	26,311	1,834	25,430	1,595

TOTAL (14)		544,165	12,632,428	3,439	N/A	N/A	N/A	750,207	30,753	27,706	26,960	419,255

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces).

In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation until 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvement, plus accrued interest of properties consolidated in portfolio at December 31, 2006, adjusted for inflation at 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolivar S.A.
(10)	Includes the following properties: Dorrego 1916 through IRSA and Arcos 2343 fully sold (through Baldovinos).
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A.
(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolivar S.A.) and Caballito, Torres Rosario and the Coto Project (through APSA S.A.).
(13)	Includes the following properties: Puerto Madero Dock 13 and Dique II, Sarmiento 517, Income from Termination, APSA’s Real Properties Sales, and Rivadavia 2768 (fully sold through IRSA).
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.

IV. Hotels

Revenues from the hotel segment recorded a 18.2% increase, from Ps.53.0 million in the first semester of fiscal year 2006 to Ps.62.7 million in the same period of this fiscal year.

This rise was due to both the occupation and the average price rate increase. During the first six months of fiscal year 2007, the accumulated average occupancy rate in our hotels was 74.5%. Price rates were very favored being the average price per room being Ps.470 during this period as compared to Ps.357 during the previous period.

As a result of the purchase of a 33% interest of Sociedad Palermo Invest S.A., our interest in Hotel Intercontinental recorded a 25.45% increase, from 50.89% as of the end of the first semester of fiscal year 2006 to 76.34% for the same period of fiscal year 2007.

The enlargement works at Llao Llao Hotel are going on as expected. 52 new suites are being built with the usual characteristics of such hotel. Therefore, the hotel will have 200 rooms.

The following chart shows information regarding our hotels for the six-month period ended December 31, 2006.

Hotels

Hotel	Date of Acquisition	Number of rooms	Average Occupancy (1)	Average price per room Ps.(2)	Accumulated sales as of December 31, of fiscal year (Ps.000)			IRSA’s Effective Interest	Book Value as of 12/31/06 (Ps. 000)
					2007	2006	2005
Inter-Continental (3)	Nov-97	309	67.1%	408	22,147	19,695	17,438	76.34%	53,966
Sheraton Libertador (4)	Mar-98	200	84.7%	339	15,480	13,084	10,240	80.00%	40,793
Llao Llao (5)	Jun-97	158	76.1%	760	25,024	20,240	17,626	50.00%	73,762
Total	—	667	74.5%	470	62,651	53,019	45,304		168,521

Notes:

1)	Accumulated average in the six-months period.
2)	Accumulated average in the six-months period.
3)	Through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).
5)	Through Hoteles Argentinos S.A.
6)	Through Llao Llao Resorts S.A.

V. Financial and Other Transactions

Principal Amortization and Interest Payment on the Secured Notes and the Unsecured Loan. On November, a principal payment was made under the Secured Notes for US$0.93 million and under the Unsecured Loan for US$0.58 million, resulting in a residual nominal amount of US$29.9 million and US$18.4 million, respectively. Furthermore, interest payments were made for US$0.58 million and US$0.35 million, respectively.

Exercise of warrants. On December 31, 2006, warrants issued by our Company were exercised for a total of 3.3 million (nominal value), resulting in the issue of 6.0 million shares. Therefore, the Company received proceeds for US$3.9 million.

During the three months period ended in December 31, 2006, the holders of our Convertible Notes exercised their conversion rights for a total of 2.8 million units with a nominal value of US$1 each, resulting in the issuance of 5.2 million common shares with a nominal value of Ps.1 each.

As of December 31, 2006, the amount of outstanding Convertible Notes and warrants was US$24.7 million and 46.2 million, respectively, while the number of outstanding shares amounted to 448,742,660.

The following is a detail of the past, present and potential situation of the Convertible Notes issued on November 14, 2002 under the laws of the State of New York at an 8% interest rate (payable on a half-yearly basis) maturing on November 14, 2007 and convertible at a price of US$0.545 per share of US$1.00 par value (1.8349 shares for each Convertible Note). The Convertible Notes also have a warrant attached that allows its holder to purchase 1.8349 shares of US$1.00 par value at a price of US$ 0.654 each per Convertible Note.

Acquisition of Palermo Invest S.A. shares from GSEM/AP Holdings L.P. On October 4, 2006, we acquired 26,083,596 common, registered, non-endorsable Class B shares of one peso nominal value each and entitled to one vote per share of Palermo Invest S.A. from GSEM/AP Holdings, L.P., for a total price of US$18.0 million. Upon execution of the agreement, the sum of US$9.0 million was paid, and the balance will be paid in three equal, consecutive installments of US$3.0 million each, to fall due in October 2007, 2008 and 2009, accruing interest at 9% per annum, payable every three months.

Simultaneously, a share assignment agreement was entered into between IRSA (assignor) and Patagonian Investment S.A. (assignee), whereby the assignor sells, assigns and transfers to the assignee 1,565,016 common, registered, non-endorsable Class B shares of one peso nominal value each and entitled to one vote per share of Palermo Invest S.A. The contract price is US$1.1, which sum will be paid by Patagonian Investment S.A. within 90 days counted as from the agreement’s execution date. On January 2, 2007, the payment of the US$1.1 was postponed up to May 2, 2007, accruing interest at an 8% annual rate payable on the maturity of the agreement.

After the referred transactions, IRSA is holder of 98% of Palermo Invest S.A. while Patagonian Investment S.A. owns the remaining 2%.

Approval of a Global Note Program. The General Ordinary Shareholders’ Meeting, held on October 31, 2006, approved by majority vote the creation of a Global Program for the issuance of unsecured, unconvertible Notes for a principal amount of up to US$200 million or its equivalent in other currencies, in accordance with the provisions of Law No. 23,576 (Negotiable Obligations Law) as amended and supplemented.

Issue of Notes. Under the Global Note Program approved by the Shareholders’ Meeting, on February 2, 2007 we issued Series 1 Notes for an amount of US$150 million at a interset rate of 8.5% per annum (payable semi-annually) maturing on February 2, 2017. The issue price was 100% of the nominal value and as of the cut rate offers were received for up to US$529 million (3.5 times the offered amount), demonstrating the strong support of the investment community to the Company’s business plan.

Series 1 Notes for up to US$150 million have been rated A-(arg), at local level, and B, at international level, by Fitch Argentina Calificadora de Riesgo S.A. In addition, the Series 1 Notes have been rated B+, at international level, and raA+, at local level, by Standard & Poor’s.

These ratings are based on the strong competitive position of the Company, consolidating as a real estate market leader in Argentina. Besides, the Company has moderate levels of consolidated indebtedness as compared to its sound asset base which is reflected in the quality and excellent location of its property portfolio. Finally, both rating companies consider that the proceeds derived from the issue of Notes shall be allocated to the financing of investment opportunities which shall provide significant income for the Company, due to the positive evolution evidenced by the different business in which the Company takes part and to the favorable medium-term outlook for the real estate sector.

APSA- Approval of dividends distribution and creation of a Global Note Program. The General Ordinary Shareholders’ Meeting of our subsidiary APSA, held on October 31, 2006, approved by majority vote the distribution of a cash dividend in the amount of Ps.47.0 million and the allocation of Ps.2.2 million to the legal reserve. In addition, the meeting approved the creation of a Global Program for the issuance of unsecured, unconvertible Notes for a principal amount of up to US$200 million or its equivalent in other currencies, in accordance with the provisions of Law No. 23,576 (Negotiable Obligations Law) as amended and supplemented.

APSA – Financial Debt. To finance the acquisitions made during the three-month period ended December 31, 2006, we have incurred in an additional short-term debt amounting to 167.2 million. During the next periods, we may also consider other financing alternatives, adjusting their maturities to the Company’s cash flow.

As of December 31, 2006, the financial debt of APSA is mainly comprised as follows:

Debt	Outstanding Amount	Maturity
Syndicated Loan	Ps. 12.5	Apr-07
Convertible Notes	US$ 47.2	Jul-14
Córdoba Shopping Financing (1)	US$ 8.0	Dec-08
Short-Term (variable rate) (2)	Ps. 127.2	May/Jun-07
Bank Boston	Ps. 40.0	Nov-07

(1)	Does not include the variable part in Pesos of the financing which amounts to Ps. 3.9 million.
(2)	Includes daily advances.

During the three-months period ended September 30, 2006, APSA made the last payment to Deutsche Bank relating to the debt restructuring of Mendoza Plaza Shopping. The outstanding balance at the beginning of the fiscal year of US$3.0 million was repaid on August 1, 2006.

As regards the Ps. 50 million-syndicated loan obtained in fiscal year 2005, Alto Palermo S.A. repaid the third principal installment on October 5, 2006, for Ps. 12.5 million. The outstanding balance as of December 31, 2006 amounts to Ps. 12.5 million and this indebtedness accrues interest at the Encuesta rate + 3%.

As regards the Series I Convertible Notes for up to a nominal value of US$50 million, on May 2, 2006 during an extraordinary meeting of noteholders a resolution was adopted to extend the maturity date to July 19, 2014. The aggregate outstanding amount is US$47,227,934, whereas the amount of shares in the Company amounts to 782,064,214 and its capital stock to 78,206,421.

VI. Brief comment on prospects for the next quarter

The Company has embarked in a strong investment plan tending to increase future cash flow in all its business lines adding constant value for its shareholders.

Based on the favorable prospects offered by the real estate market, the expansion of the office business through the acquisition of Dock del Plata as well as through the transactions related to Edificio República, Edificio Bouchard Plaza, and Edificio Intercontinental Plaza, should be highlighted. Such acquisitions will imply an increase of more than 70% in the AAA office rental area, and thus the Company’s market share in this segment will be 20%.

Furthermore, the Company continues to consolidate its significant position in the Shopping Center segment. Córdoba Shopping Villa Cabrera, the development of a shopping center in the Province of Neuquén and the development of Shopping General Paz have been added to the asset portfolio. The later shall be strategically located in the city of Buenos Aires and shall be the largest shopping center to be developed by the Company, exceeding Abasto Shopping, the largest shopping center that we own as of the date hereof. Furthermore, in order to constantly improve our portfolio, certain refurbishments are been conducted in order to change the image of almost all our shopping centers.

Based on the hotel activity development, which showed a significant growth during calendar year 2006, and the surprising tourist potential offered by Argentina, we have very favorable expectations in connection with this business sector.

Finally, and as a result of the renewed strategy adopted by the Company, we are analyzing several projects to be carried out in our land reserves taking advantage of any opportunity that might arise, as well as the incorporation of new plots at attractive rates adding value to our portfolio.

To face such investments, the Company resolved to finance part of the transactions through the issue of negociable obligations. In January 2007 the company issued Series 1 Notes for US$150 million, which have been successfully placed both in terms of rate and number of offers received.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2006 and 2005 and the supplementary notes 1 to 25 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at December 31, 2006, and the consolidated statements of income and of cash flows for the six-month periods ended December 31, 2006 and 2005, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries have a significant participation in Banco Hipotecario S.A. (the “Entity”), which is recorded at equity value at period-end. At December 31, 2006 the equity value was applied to provisional amounts since, at the date of issuance of this limited review report, the Entity had not completed the process for the issuance and approval of its financial statements. The limited review report of the external auditors on the financial statements of the Entity at September 30, 2006 dated November 8, 2006 states that the financial statements should be read considering the level of exposure of the Entity to the Public Sector. The participation of the Company in the Entity as a whole represents approximately 14% of basic assets and 9% of consolidated assets at December 31, 2006.

4.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2006 and 2005, on which we issued our unqualified report on September 8, 2006, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2006 and 2005 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2006 and 2005 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´ s financial statements at June 30, 2006.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements are pending transcription into the “Inventory and Balance Sheet” book;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements; at the date of issue, those financial statements are being transcribed into the Journal;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at December 31, 2006, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to thousands of Ps. 236, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 9, 2007.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	Dr. José Daniel Abelovich Public Account (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 F° 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: March 16, 2007